GRAYBAR ELECTRIC COMPANY, INC.

INNOVATION GROWTH OWNERSHIP

2022 ANNUAL REPORT



$10 BILLION AND GROWING

In 2022, Graybar surpassed a historic milestone: $10 billion in net sales for the first time in company history. Graybar's sales have grown from $5.4 billion in 2012 to $10.5 billion in 2022.

A LETTER TO OUR SHAREHOLDERS



After a record performance in 2021, I am very pleased to report that Graybar raised the bar even higher in 2022. Last year, Graybar achieved outstanding results, including record net sales, record income from operations and record net income.

For the year, Graybar's net sales grew 20.2 percent to $10.5 billion, marking the first time the company has surpassed $10 billion in sales. This milestone achievement is the result of a consistent focus on profitable growth. In addition, Graybar's net income for 2022 increased to a record $452.9 million, a 72.6 percent increase from the previous year.

Because of the company's performance in 2022, Graybar shareholders earned a 35 percent return on their investment through cash dividends totaling $4.00 a share and a 3-for-20 stock dividend that was issued in February of this year. Eligible Graybar employees also received a 15 percent employer contribution to the Profit Sharing and Savings Plan.

It was a year to remember, thanks to our employees and their hard work in the face of ongoing change and uncertainty. Throughout 2022, our industry navigated a variety of challenges, including supply chain disruption, raw material shortages, price inflation, rising interest rates and labor issues. Although these challenges may continue to affect our business in the future, we remain focused on providing exceptional service to our customers, minimizing potential risks and managing our business wisely.

Graybar's financial position remains strong, which allows us to invest in our long-term success. In addition to investing in technology, people, and service capabilities, we made several acquisitions to help diversify our business and drive long-term growth. Last year, Graybar acquired three companies: CX Connexion, Walker Industrial Products and New England Drives & Controls. We are excited that these companies are now part of Graybar, and we look forward to building a bright future together.

Beyond our positive results, Graybar earned recognition as a leading employer in 2022. This fall, we were listed among Newsweek magazine's 100 Most Loved Workplaces. We also won several regional and national top workplace awards, and we were recently named a recipient of the Top Workplaces USA award for the third consecutive year. These recognitions are a testament to our employee ownership culture and to the employees and retirees who make our company a great place to work.

As Graybar grows, our leaders play a vital role in positioning the company for continued success. In April, **David Meyer** was named Senior Vice President and Chief Financial Officer and elected to Graybar's board of directors. In June, board member and Senior Vice President – Supply Chain Management **Scott Clifford** retired after 28 years with Graybar. We thank Scott for his leadership and his many contributions to our business. Graybar made several other leadership changes in 2022 and at the start of 2023 that support our strategic plan and prepare us for the future. Those changes are featured on page 11.

I thank our employees and retirees for their ongoing commitment to Graybar's success. I am proud of what we accomplished over the last several years and congratulate everyone for an outstanding performance in 2022. Looking to the future, I remain confident in our strategy and committed to our culture of employee ownership that has served us well for so many years.

Kathleen M. Mazzarella

Kathleen M. Mazzarella
Chairman, President and CEO

TOTAL SHAREHOLDERS' RETURNS

Company Performance The following graph shows a five-year comparison of cumulative total returns for the Company, the Standard and Poor's 500 Composite Index, and the Dow Jones U.S. Electrical Components & Equipment Total Stock Market Index (index code DWCELQ).



	2017	2018	2019	2020	2021	2022
GRAYBAR	$100	$124	$170	$214	$281	$340
S&P 500	$100	$96	$126	$149	$192	$157
DOW JONES U.S. ELECTRICAL COMPONENTS	$100	$87	$107	$130	$156	$126

The comparison above assumes $100.00 invested on December 31, 2016, and reinvestment of dividends.

The market value of the Company's stock, in the absence of a public market, assumes continuation of the Company's practice of repurchasing offered securities at $20.00 per share.

MANAGING FOR THE LONG TERM

As a result of Graybar's record performance in 2022, shareholders earned a 35 percent return on their investment through cash dividends totaling $4.00 a share and a 3-for-20 stock dividend that was issued in February of 2023.



Net Sales (in billions)

2018	2019	2020	2021	2022
$7.2	$7.5	$7.3	$8.8	$10.5

Working Capital (in millions)

2018	2019	2020	2021	2022
$542	$584	$647	$730	$1,032

Pre-Tax & Net Income (in millions)
■ Income Before Taxes ■ Net Income

	2018	2019	2020	2021	2022
Income Before Taxes	$179	$200	$166	$351	$610
Net Income	$143	$145	$122	$262	$453

Cash & Stock Dividends (per share)
■ Cash ■ Stock

	2018	2019	2020	2021	2022
Cash	12%	25%	20%	30%	20%
Stock	10%	5%	0%	0%	15%

BUILDING OUR FUTURE

Graybar traces its roots to a small, entrepreneurial startup that eventually revolutionized the way people around the world connect and communicate.

More than 154 years later, that spirit of innovation is alive and well at Graybar. Our company stands the test of time because we constantly look to the future and strive to anticipate our customers' changing needs, while remaining true to the values that have served as the foundation of our success.

Today, the pace of change continues to accelerate. While Graybar's strategy remains focused on profitable growth, we know that achieving growth in a fast-changing world requires new ways of thinking and working, and new approaches for delivering an exceptional customer experience.

Our strategic plan includes acquisitions that complement our core strengths, along with investments designed to enhance our digital capabilities and transform our business for the future.

Our strategic plan includes three main priorities:

1. Strengthening Graybar's position as an industry leader.

2. Using data to drive decisions and actions throughout the company.

3. Adapting our organization for success in a fast-changing world.

This business transformation strategy brings together the people, processes and technologies that will help us explore new growth opportunities, elevate the customer experience and create a competitive advantage.



ACCELERATING GROWTH

Graybar remains focused on achieving profitable growth, both organically and through acquisitions that can strengthen the company for the long term.

Graybar achieved growth across all vertical markets in 2022. Contractors represent a substantial portion of our business, with more than 56 percent of our total sales coming from the construction vertical. Many contractors are facing labor shortages, making jobsite productivity a top priority. The supply chain challenges of the past year highlighted Graybar's leadership position with contractors, as we continued to refine our inventory to meet customer demand and provided services to improve efficiency. We also expanded our work with several construction technology platforms that contractors use to improve their operations. From estimation, takeoffs, project management and BIM, Graybar is building the right relationships and making the necessary investments in technologies that can help our customers achieve more.

The industrial vertical remains a strategic focus for Graybar. Several of our subsidiaries are highly regarded for their technical capabilities in industrial automation and control. In addition, Graybar's industrial automation sales team continues to grow, as we support OEMs, control system integrators and industrial plant customers. Last year, Graybar ranked No. 15 on Industrial Distribution's Big 50 list of top North American industrial distributors. It was the first year Graybar appeared on the list, underscoring Graybar's increased presence in this vertical market.

In a world where connectivity is more important than ever, Graybar is helping customers build out the necessary infrastructure to support the evolution to 5G, including broadband, in-building wireless and multi-tenant data centers. These areas are seeing rapid growth, which has increased the demand for many of the products and technologies Graybar offers such as fiber optic cabling, wireless and other comm/data solutions.

Graybar is also growing its business in renewables, specifically for commercial and utility applications. Our national Renewables team focuses on delivering commercial energy solutions including electric vehicle (EV) charging stations, EV infrastructure and large-scale solar projects.

We also continue to acquire companies to diversify our business, increase our market share and accelerate our growth. Last year, Graybar added three companies to our growing list of subsidiaries. In August, we acquired Walker Industrial Products and New England Drives & Controls. Combined with our existing industrial business, these acquisitions positioned Graybar as one of New England's leading automation and control distributors. In addition, the acquisition of CX Connexion in December strengthened our competitive position in the Chicago market.

Growing Through Acquisitions

Over the past three years, Graybar and its subsidiaries have acquired several companies that expand our business. These companies share Graybar's core values and expand our capabilities.

2020	2021	2022
Shingle & Gibb Automation	Steven Engineering	CX Connexion
	Metro Electric Supply	Walker Industrial Products Inc.
	Richmond Electrical Supply	New England Drives & Controls Inc.
	Electro-Mag and its wholly owned subsidiary, Les Controles J.A.D. Inc.	

DELIVERING A SEAMLESS CUSTOMER EXPERIENCE

As a full-service distributor, Graybar's supply chain capabilities are foundational to our business and often serve as a competitive advantage. Whether customers do business with us in person, over the phone or online, we are focused on delivering the products and solutions they need, when and where they need them.

Customers can count on Graybar, thanks to our team of more than 9,400 employees and a sales and distribution network comprised of more than 325 locations across North America. This network includes a combination of sales offices, branches, zones/service centers and regional distribution centers. Behind each location is a team of dedicated employees who play a critical role in providing the high-quality service and support our customers have come to expect from Graybar.

Our employees are equipped with advanced technology that helps them serve our customers in new and innovative ways. In recent years, Graybar has implemented new technologies to support an enhanced inventory and product placement strategy, designed to remove friction from the supply chain. We also continue to use technology to forecast inventory levels based on customer demand. In 2022, we moved forward with our implementation of a new, cloud-based warehouse management system that improves the efficiency of our distribution centers, and we are exploring potential applications for warehouse robotics in select facilities.

Graybar is also adding warehouse capacity in targeted areas to optimize the customer experience. Last year, we relocated our St. Louis Service Center to a new facility with more than 216,000 sq. ft. of space to support customers across the region. We plan to open two new service centers in 2023 and will continue to adapt our physical footprint to ensure it serves our customers' needs in the future.

Technology is transforming customer expectations, as demand for digital capabilities and self-service tools increases across the markets we serve. Digital commerce is about more than processing transactions – it's about providing customers with a wide range of digital tools that help them run their business and achieve better outcomes.

Graybar.com serves as the digital hub for our customers. Last year, we launched a new search engine on the website that uses artificial intelligence to greatly improve the overall search experience. We also created a program that enables customers to check supplier inventory levels automatically through our website. In 2023, we will enhance site navigation on graybar.com and establish new merchandising capabilities that will give customers more options when selecting the right product or solution for their projects. Finally, we will also launch a new mobile app that will put powerful capabilities in the hands of our customers and deliver a seamless customer experience.





EXCEPTIONAL
SERVICE
is the key to our success

DRIVING BUSINESS PERFORMANCE



As a successful and growing company, Graybar employees are focused on using technology to boost productivity and drive business performance. Thanks to advanced analytics, data visualization tools and artificial intelligence, we have access to real-time insights that allow us to make fact-based decisions like never before.

One of the most important ways we use data is to gain a better understanding of our customers, their preferences, buying patterns and business priorities. Salesforce is a key technology platform that connects customer insights with our sales and marketing activities. Last year, we emphasized Salesforce training and introduced best practices that help our sales organization be more agile and effective. We will continue to enhance our Salesforce capabilities, with quote and order entry, project management and advanced analytics—all resources that will help us win in an ever-changing business environment.

Earlier this year, we rolled out the second phase of our IMPACT pricing program, designed to help our managers and sales teams better execute customer pricing. We have already seen positive results from the first phase of IMPACT pricing, which uses advanced AI capabilities to analyze and deliver precise pricing guidance. This gives our salespeople confidence that the price they offer is consistent, competitive and profitable.

One way we are working smarter and improving our internal processes is through robotic process automation. We use "bots" and other automation platforms to handle routine work that streamlines workflows. This allows our people to focus on more challenging tasks that require experience and problem-solving skills. Moving forward, we will continue to deploy new automation technologies, which can transform how we work and how we serve our customers.

Employee engagement is a critical driver of business performance. Each quarter we survey our employees to gauge what they like about Graybar and what changes they would recommend. These ideas are shared with team leaders so they can sustain positive and productive work environments. In some cases, the ideas shared by employees contribute to broader changes that enhance the work experience across the company. We also provide our managers with a quarterly toolkit that gives them the means to hold meaningful conversations with their teams about company, district and local performance.

In 2022, Graybar created the quarterly Market Insights Report to highlight key supply chain conditions and offer strategies and tactics to mitigate risks associated with material availability and inflation. This type of data is critical as our managers, sales teams and customers look to understand changing market dynamics that may impact their business.

To transform the company for the future, Graybar strives to inspire a culture of innovation, agility and growth. One way we do that is through our employee innovation program, which is facilitated by Graybar's Innovation Lab (iLab) at the University of Illinois at Urbana-Champaign. In 2022, Graybar's iLab launched the Idea Accelerator, a company-wide competition that encourages a fast-paced, collaborative approach to uncover innovative solutions that positively impact Graybar's business. To participate, employees formed cross-functional teams and submitted a strategic idea to improve the business. From there, Graybar's Innovation Council determined five finalists and Graybar employees used a crowd-sourcing approach to select the two winners. We will continue this competition in 2023 to encourage more employees to participate in the innovation process.

Fostering a culture of

INNOVATION, AGILITY AND GROWTH



TAKING OWNERSHIP

Graybar employees and retirees are the heart and soul of our company. We believe that employees with diverse perspectives bring the ideas and innovative thinking we need to solve our biggest challenges and compete in an ever-changing world.

As employee owners, we take responsibility for our results because we all benefit when the company does well. In 2022, Graybar demonstrated the power of teamwork, as we surpassed $10 billion in net sales for the first time in company history. Graybar rewarded employee and retiree shareholders with a 35 percent return on their investment based on our performance last year. In addition, eligible employees earned a 15 percent employer contribution to the Profit Sharing and Savings Plan.

Graybar's exceptional year extends beyond sales performance. Last year, Graybar was named among Newsweek magazine's 100 Most Loved Workplaces. In early 2023, Graybar was named a recipient of the Top Workplaces USA award for the third year running and a Fortune World's Most Admired Company for the 21st time. We celebrate these awards and our employees' many contributions to the business in the Outlook magazine, which remains the longest continually published employee magazine in the country.

The company continues to evolve our employee value proposition to retain and engage current employees, while attracting new employees to our team. Last year, Graybar welcomed hundreds of new employees to the company in a variety of areas including sales, customer service, warehouse, finance and other positions. With a focused approach to sales recruiting, we increased the size of our sales force by nearly 15 percent. We also welcomed the employees from our recently acquired subsidiaries who are experiencing Graybar and our culture for the first time.

Supporting education has always been a priority at Graybar. We believe it has a long-term impact on the success of our workforce and the communities where we do business. In addition to investing in the development of our employees, Graybar is working to address broader industry challenges. Graybar launched the Construction Trades Scholarship Program in 2019 to encourage more people to enter the construction industry. Last year, Graybar awarded 13 scholarships to students across the United States who are pursuing careers in the construction trades. We hope these students will help build the future of our industry.

Graybar is also committed to the long-term viability of the construction industry through its Premier Partnership with the National Electrical Contractors Association (NECA) and its Platinum Partnership with the Independent Electrical Contractors (IEC). We also support ELECTRI International and its mission to conduct research and education for the construction industry. We collaborate with other industry organizations including the National Association of Electrical Distributors (NAED), the National Association of Wholesaler-Distributors (NAW), the National Electrical Manufacturers Representatives Association (NEMRA) and the National Electrical Manufacturers Association (NEMA) to strengthen the distribution channel for the future.





Finally, Graybar invests in the long-term health of our communities to improve the quality of life of our families and neighbors, while generating economic growth and prosperity. Giving back is one of the ways we demonstrate our values as a company. In fact, we recently expanded our Matching Gifts Program to a larger group of charities through the end of 2023. The Graybar Family Foundation (GFF) is one of the charitable organizations that continues to participate in the Matching Gifts Program. The GFF is an independently run nonprofit organization that provides confidential and immediate support to Graybar employees who have a sudden need for reasons beyond their control, such as damage from a natural disaster or a medical emergency. Many employees and retirees choose to make donations to the GFF in honor of special occasions, in memory of loved ones or simply to support the mission of the organization.





Leadership Changes

Graybar announced several leadership changes last year. Some of these changes took place in 2022 while others were effective in early 2023. We will continue to adapt our organization and leadership team to ensure Graybar is poised for success well into the future.

APRIL 2022

David Meyer was named Senior Vice President and Chief Financial Officer and elected to the Board of Directors.

JULY 2022

Paul Woodard was named Atlanta District Vice President, replacing **Mark Adams** who retired from Graybar after more than 40 years of service.

Steve Breeden was named Seattle District Vice President, replacing **Paul Hansen** who retired from Graybar after 39 years of service.

JANUARY 2023

David Bender was named Regional Vice President, with responsibility for the company's Minneapolis, St. Louis, Dallas, Seattle, Southwest and California Districts.

Brian Delaney was named Vice President - Subsidiaries, with responsibility for Graybar's U.S.-based subsidiaries.

APRIL 2023

Tom Twitty was named Senior Vice President - Supply Chain Management.

Andy Ciccone was named District Vice President in Richmond.

Mark Hirst was named Vice President of Technology.

BOARD OF DIRECTORS

AS OF APRIL 1, 2023



KATHLEEN M. MAZZARELLA
Chairman, President and
Chief Executive Officer



DAVID A. BENDER
Regional Vice President



DENNIS E. DESOUSA
Senior Vice President and
General Manager



MATTHEW W. GEEKIE
Senior Vice President –
Secretary and General Counsel



RICHARD H. HARVEY
District Vice President,
New York District



WILLIAM P. MANSFIELD
Senior Vice President – Strategy
and Business Development



DAVID G. MAXWELL
Senior Vice President –
Sales



DAVID M. MEYER
Senior Vice President and
Chief Financial Officer



BEVERLY L. PROPST
Senior Vice President –
Human Resources



ANNUAL REPORT ON FORM 10-K

for the fiscal year ended December 31, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 000-00255

GRAYBAR ELECTRIC COMPANY, INC.
(Exact name of registrant as specified in its charter)

New York	**13-0794380**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
34 North Meramec Avenue, St. Louis, Missouri	**63105**
(Address of principal executive offices)	*(Zip Code)*

(314) 573 - 9200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act: **Common Stock - Par Value $1.00 Per Share with a Stated Value of $20.00**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate stated value of the Common Stock beneficially owned with respect to rights of disposition by persons who are not affiliates (as defined in Rule 405 under the Securities Act of 1933) of the registrant on June 30, 2022, was $457,116,660. Pursuant to a Voting Trust Agreement, dated as of March 3, 2017, approximately 82.9% of the outstanding shares of Common Stock was held of record by four Trustees who were each directors or officers of the registrant and who collectively exercised the voting rights with respect to such shares at such date. The registrant is 100% owned by its active and retired employees, and there is no public trading market for the registrant's Common Stock. See Item 5 of this Annual Report on Form 10-K.

The number of shares of Common Stock outstanding at March 1, 2023 was 26,894,493.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the documents listed below have been incorporated by reference into the indicated Part of this Annual Report on Form 10-K:
Information Statement relating to the 2022 Annual Meeting of Shareholders – Part III, Items 10-14

Graybar Electric Company, Inc. and Subsidiaries
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2022

Table of Contents

PART I

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements of Graybar Electric Company, Inc. and its subsidiaries (collectively referred to as "Graybar" or the "Company" and sometimes referred to as "we", "our", or "us"), the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the year ended December 31, 2022, included in this Annual Report on Form 10-K. The results shown herein are not necessarily indicative of the results to be expected in any future periods.

Certain statements, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believes", "projects", "expects", "anticipates", "estimates", "intends", "strategy", "plan", "may", "will", "would", "will be", "will continue", "will likely result", and other similar expressions. We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the PSLRA. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse impact on our operations and future prospects on a consolidated basis include, but are not limited to: general economic conditions, particularly in the residential, commercial, and industrial building construction industries; a sustained interruption in the operation of our information systems; volatility in the prices of industrial commodities; cyber-attacks; increased funding requirements and expenses related to our pension plan; disruptions in our sources of supply; a pandemic, epidemic, or other public health emergency similar to the recent COVID-19 pandemic; the inability, or limitations on our ability to borrow under our existing credit facilities or any replacements thereof; adverse legal proceedings or other claims; compliance with changing governmental regulations; and the inability, or limitations on our ability, to raise debt or equity capital. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, unless otherwise required by applicable securities law. Further information concerning our business, including additional factors that could materially impact our financial results, is included herein and in our other filings with the United States Securities and Exchange Commission (the "SEC" or "Commission"). Actual results and the timing of events could differ materially from the forward-looking statements as a result of certain factors, a number of which are outlined in Item 1A., "Risk Factors", of this Annual Report on Form 10-K.

All dollar amounts in this Annual Report on Form 10-K are stated in millions except for share and per share data.

Item 1. Business

The Company

Graybar is a leading North American distributor of electrical and communications and data networking products and is a provider of related supply chain management and logistics services. We primarily serve customers in the construction, commercial, institutional and government ("CIG"), and industrial & utility vertical markets ("vertical" or "verticals"), with products and services that support new construction, infrastructure updates, building renovation, facility maintenance, repair and operations ("MRO"), and original equipment manufacturers ("OEM").

Through a network of over 325 locations across the United States and Canada, we serve approximately 146,000 customers. Our business is primarily based in the United States ("U.S."). We also have subsidiary operations with distribution facilities in Canada and Puerto Rico.

We distribute over one million products purchased from approximately 4,200 manufacturers and suppliers. In our primary role as third-party wholesale distributor, we neither manufacture nor contract to manufacture the products that we sell; however, one of our subsidiaries may contract to manufacture some of its private label lighting fixtures.

We generally finance our inventory through the collection of trade receivables and trade accounts payable terms with our suppliers. We use short-term borrowing facilities to finance inventory purchases and other operating expenses when necessary, and we have not historically used long-term borrowings for this purpose.

In addition to our extensive product offering, we provide a wide range of supply chain management services that when combined with our network of locations are designed to deliver convenience, cost savings and improved efficiency for our customers.

We were incorporated in 1925 under the laws of the State of New York. Our active and retired employees own 100% of our common stock. There is no public trading market for our common stock.

Our internet address is www.graybar.com. Information on our website does not constitute a part of this Annual Report on Form 10-K.

Competition

Our industry is comprised of thousands of local and regional distributors, along with several large national and global distributors. Graybar is among the largest distributors of electrical and communications and data networking products to the construction, CIG, and industrial & utility verticals in North America. Our industry is highly competitive, and we estimate that the top five distributors account for approximately 35% of the total U.S. market. Some of our largest competitors have greater global geographic scope, which may provide them an advantage, particularly with certain multi-national customers.

Our industry is influenced by economic and regulatory factors that impact rates of new construction, as well as customers' or end users' decisions to invest in renovation and expansion of facilities and infrastructure. The industry is also affected by changes in technology, both in the products that are typically sold through distribution and in the ways customers choose to transact business with distributors. Driven by customers' omnichannel buying preferences and their desire to increase efficiency and productivity, digitalization is becoming increasingly important to both manufacturers and distributors in our industry.

Our pricing reflects the value associated with the products and services that we provide. We consider our prices to be generally competitive. We believe that, while price is an important customer consideration, the services we provide distinguish us from many of our competitors, whether they are distributors or manufacturers selling directly to our customer base. We view our ability to quickly supply our customers with a broad range of products through conveniently located distribution facilities as a competitive advantage that customers value.

Markets Served

Graybar serves a wide range of customers within certain primary verticals. The largest of these verticals is construction, which accounted for more than half of our sales in 2022. Customers within this vertical include various types of contractors and installers that perform new construction and renovation of commercial and industrial facilities and utility infrastructure.

The other verticals we serve are CIG and industrial & utility. The CIG vertical includes a broad range of commercial office, warehouse, and retail facilities, federal, state, and local governmental agencies, and the education and health care sectors. The industrial & utility vertical includes customers and products for MRO, OEM, broadband utility and electrical transmission and distribution infrastructure.

Products and Suppliers

We distribute over one million products purchased from approximately 4,200 manufacturers and suppliers. Approximately 100,000 of these products are stocked in our warehouses, allowing us in most cases to provide customers with convenient, local access to the items they need every day. When the specialized nature or size of a particular shipment warrants, we arrange to ship products directly from our suppliers; otherwise, orders are filled from our own on-hand inventory. On a dollar volume basis, we filled approximately 65% of customer orders from this on-hand inventory in 2022, compared to 60% in 2021.

Approximately 50% of the products we sold during 2022 were purchased from our top 25 suppliers. However, we generally have the ability to purchase from more than one supplier for any product type, which allows us to offer alternative sources of comparable products for nearly all products. The products we distribute can be generally identified as follows:

- Building and Industrial Wire and Cable
- Lighting Fixtures
- Distribution Equipment
- Conduit and Tray
- Telecommunications Materials
- Communication Wire and Cable
- Data Cables and Data Cords
- Data Connectivity

- Automation and Controls
- Fittings
- Fasteners
- Wiring Devices
- Enclosures
- LED, Incandescent and Fluorescent Lamps
- Electronic Equipment
- Miscellaneous MRO Products

These products may be sold into any of the verticals we target, depending on a customer's or end user's needs. Our salesforce is empowered to sell any of these products or related services to any customer, in some cases with the support of specialists who are trained in specific industries and/or new technologies.

Maintaining strong relationships with our suppliers is important to our business, and we enjoy longstanding relationships with several of our suppliers (or their predecessors). However, most of our supplier agreements are nonexclusive national or regional distributorships, terminable upon 30 to 90 days' notice by either party.

Sales and Distribution

We sell products and services manufactured or provided by others primarily through a network of sales offices and distribution facilities located throughout the U.S. We operate multiple distribution facilities in each geographic district, each of which carries an inventory of products and operates as a wholesale distributor for the territory in which it is located. Some geographic districts have sales offices that do not carry inventory. In addition, we have twenty-one regional distribution centers containing inventories of both standard and specialized products. The regional distribution centers replenish inventories carried at our other U.S. distribution facilities and make shipments directly to customers. We also have subsidiary operations with distribution facilities located in the U.S. and Canada and a single distribution facility in Puerto Rico.

Human Capital

Employees

As of December 31, 2022, Graybar had approximately 9,400 employees across the U.S., Canada, and Puerto Rico. Approximately 5,100 employees were employed in sales and service positions, 2,500 in supply chain positions, and the remainder in operations and other business functions. Approximately 1% of our employees are covered by collective bargaining agreements.

Culture and Values

Graybar's culture is defined by the core values of integrity, a long-term view, employee ownership, and customer focus. With these values as the foundation, Graybar strives to achieve profitable long-term growth, deliver an exceptional customer experience, and create a positive work environment that brings out the best in our employees.

Inclusion, Diversity, Equity, and Belonging

Consistent with Graybar's core values, we welcome people from all backgrounds, cultures, and experiences into our company. We want each of our employees to know that they matter and to feel a sense of belonging, ownership, and inclusion at Graybar. We believe that everyone should be treated with dignity and respect, and we work to build a collaborative environment where our employees can grow, learn, and make a difference, both as individuals and as part of the team.

We hold regular reviews of employee pay with a focus on equity and conduct quarterly employee surveys asking for feedback on the Company. Our women's networking program is open to everyone and is designed to foster deeper connections and encourage professional development. We also encourage our employees to give back to their communities by providing community time off and matching employee donations to select charities. Additional information can be found in our Corporate Social Responsibility Report at https://graybar.widen.net/s/raae2vrc1c.

<u>Safety</u>

The safety of our employees is a top priority, and our locations follow consistent safety protocols to prevent injuries and accidents. Our safety program includes ongoing training, hazard communications, and supplying personal protective equipment to employees. We also use technology in our fleet of vehicles to improve safety on the road.

<u>Compensation and Benefits</u>

Graybar's comprehensive compensation and benefits programs are designed to attract, retain, and reward employees. We offer multiple benefit plan options for medical, prescription, and dental insurance. We also provide short and long-term disability benefits at no cost. The Company offers other benefits such as life insurance, well-being programs and resources, paid vacation and holidays, profit sharing and 401(k) plans, and employee discounts.

<u>Talent Acquisition, Learning, and Development</u>

Graybar has a long track record of hiring talented employees, investing in employee development, and providing opportunities for employees to advance within the company. All employees are assigned core training requirements based on their role and have access to a large library of online courses from which they can expand their knowledge. In addition to online learning, when public health concerns and related considerations allow, we host training conferences for employees and offer development programs for interns, early-career employees, sales employees, managers, and leaders. We also offer tuition reimbursement and student loan repayment programs.

Item 1A. Risk Factors

Our liquidity, financial condition, and results of operations are subject to various risks, including, but not limited to, those discussed below. The risks outlined below are those that we believe are currently the most significant, although additional risks not presently known to us or that we currently deem less significant may also impact our liquidity, financial condition, and results of operations.

Our sales fluctuate with general economic conditions, particularly in the residential, commercial, and industrial building construction industries. Our operating locations are widely distributed geographically across the U.S. and, to a lesser extent, Canada. Customers for our products and services are similarly diverse – we have approximately 146,000 customers, and our largest customer accounts for approximately 1% of our total sales. While our geographic and customer concentrations are relatively low, our results of operations are nonetheless dependent on favorable conditions in both the general economy and the construction industry. In addition, conditions in the construction industry are greatly influenced by the availability of project financing and the cost of borrowing.

Our daily activities are highly dependent on the uninterrupted operation of information systems. We are a recognized industry leader for our use of information technology in all areas of our business – sales, customer service, inventory management, finance, accounting, and human resources. We maintain redundant information systems as part of our disaster recovery program and, if necessary, are able to operate in many respects using a paper-based system to help mitigate a complete interruption in our information processing capabilities. We also rely on the information systems of third parties to achieve some of our business objectives. Nonetheless, our information systems and those of third parties, including cloud service providers, remain vulnerable to natural disasters, wide-area telecommunications or power utility outages, terrorist or cyber-attacks, or other major disruptions. A sustained interruption in the functioning of information systems, however unlikely, could lower operating income by negatively impacting sales, expenses, or both.

Our results of operations are impacted by changes in industrial commodity and other prices. Many of the products we sell are subject to wide and frequent price fluctuations. For example, some of the products we sell are composed primarily of copper, steel, or petroleum-based resins, including poly-vinyl chlorides ("PVC"), or other industrial commodities that have been subject to price volatility during the past several years. Examples of such products include wire and cable, conduit, enclosures, and fittings. Our gross margin rate on these products is relatively constant over time, though not necessarily in the short term. Therefore, if the cost of these products to us declined, pricing to our customers may decrease. Alternatively, if the cost of these products to us increased, demand from our customers may decrease. This impacts our results of operations by lowering both overall sales and gross margin.

Our business and our reputation could be adversely affected by cyber-attacks against our information systems, breaches of sensitive data or changes in regulations relating to obligations to protect systems, assets, and data from the threat of cyber-attacks. Cyber-attacks designed to gain access to sensitive information and/or compromise mission-critical systems of large organizations are constantly evolving. High profile cyber-security incidents leading to unauthorized release of confidential information or ransoming of information systems have occurred at a number of major U.S. companies, despite widespread recognition of the cyber-attack threat and generally improved cyber-security protections. While we have invested in the protection of our information technology and maintain what we believe are adequate security procedures and controls over information systems and financial and other sensitive data, the risks to our information systems and data are evolving rapidly. These risks are also applicable where we rely on outside vendors to provide services, which may operate in a cloud environment. We are dependent on these third-party vendors to operate secure and reliable systems. A breach in our systems or those of our third party providers that results in system compromise or the unauthorized release of sensitive data, including without limitation, personally identifiable information, could have a material adverse effect on our reputation and lead to financial losses from remedial actions, loss of business, or potential liability. A cyber-security incident resulting in the unauthorized release of sensitive data or compromise of our information systems or those of third parties could also materially increase the costs we already incur to protect against such risks. While we also seek to obtain assurances that third parties we interact with will protect sensitive information, there is a risk that such data may be compromised. In addition, as the regulatory environment relating to a company's obligation to protect information systems and sensitive data becomes more strict, a material failure on our part to comply with applicable regulations could subject us to fines, regulatory sanctions and lawsuits.

We may experience losses or be subject to increased funding and expenses related to our pension plan. A decline in the market value of plan assets or a change in the interest rates used to measure the required minimum funding levels and the pension obligation may increase the funding requirements of our defined benefit pension plan, the pension obligation itself, and pension expenses. Government regulations may accelerate the timing and amounts required to fund the plan. Demographic changes in our workforce, including longer life expectancies, increased numbers of retirements, and age at retirement may also cause funding requirements, pension expenses, and the pension obligation to be higher than expected. Any or all of these factors could have a negative impact on our liquidity, financial position, and/or our results of operations.

We purchase all of the products we sell to our customers from other parties. As a wholesale distributor, our business and financial results are dependent on our ability to purchase products from manufacturers not controlled by us that we, in turn, sell to our customers. Approximately 50% of our purchases are made from only 25 manufacturers. A sustained disruption in our ability to source products from one or more of the largest of these vendors might have a material impact on our ability to fulfill customer orders, resulting in lost sales and, in rare cases, damages for late or non-delivery.

A pandemic, epidemic or other public health emergency similar to the recent COVID-19 pandemic could have a material adverse effect on our business, results of operations, financial condition and cash flows. The impacts relating to the potential effect of a pandemic, epidemic, or other public health emergency similar to the recent COVID-19 pandemic on our business and the costs that we may incur as a result cannot be reasonably estimated but could be material. These events can put pressure on our supply chain due to several factors, including, but not limited to, global logistics and raw material and labor availability. Depending on the scope and duration of supply chain disruptions, we may experience further increases in product and related costs which we may not be able to pass on to our customers. This could result in a reduction in gross margin dollars and loss of net sales due to product unavailability or delay. In addition, if our customers are directly impacted by business curtailments or weak market conditions, this may result in lower net sales and higher than expected bad debt losses, which could impact our results of operations and our cash flows from operating activities. In the event that our operating performance or that of our suppliers were to decline, our vendor allowances could also be reduced, which could negatively impact our results of operations.

Our borrowing agreements contain financial covenants and certain other restrictions on our activities and those of our subsidiaries. Our amended revolving credit facility and private placement shelf agreements impose contractual limits on, among other things, indebtedness, liens, changes in the nature of business, investments, mergers and acquisitions, the issuance of equity securities, the disposition of assets and the dissolution of certain subsidiaries, transactions with affiliates, as well as securitizations, factoring transactions, and transactions with sanctioned parties or parties in violation of certain U.S. or Canadian anti-corruption and anti-money laundering laws. In addition, we are required to maintain acceptable financial ratios relating to debt leverage and interest coverage. Our failure to comply with these obligations may cause an event of default and may trigger an acceleration of the debt owed to our creditors or limit our ability to obtain additional credit under these facilities. While we expect to remain in compliance with the terms of our amended revolving credit facility and private placement shelf agreements, our failure to do so could have a negative impact on our ability to borrow funds and maintain acceptable levels of cash flow from financing activities.

We are subject to legal proceedings and other claims arising out of the conduct of our business. These proceedings and claims relate to public and private sector transactions, product liability, contract performance, and employment matters. On the basis of information currently available to us, we do not believe that existing proceedings and claims will have a material impact on our financial position or results of operations. However, litigation is unpredictable, and we could incur judgments or enter into settlements for current or future claims that could adversely affect our financial position or our results of operations in a particular period.

More specifically with respect to asbestos litigation, as of December 31, 2022, 3,383 individual cases and 56 multiple-plaintiff cases are pending that allege actual or potential asbestos-related injuries resulting from the use of or exposure to products allegedly sold by us. Additional claims will likely be filed against us in the future. Our insurance carriers have historically borne virtually all costs and liability with respect to this litigation and are continuing to do so. Accordingly, our future liability with respect to pending and unasserted claims is dependent on the continued solvency of our insurance carriers. Other factors that could impact this liability are: the number of future claims filed against us; the defense and settlement costs associated with these claims; changes in the litigation environment, including changes in federal or state law governing the compensation of asbestos claimants; adverse jury verdicts in excess of historic settlement amounts; and bankruptcies of other asbestos defendants. Moreover, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these uncertainties, we believe that our asbestos reserves represent the best estimate within a range of possible outcomes, over an extended period of time, less than or equal to recorded corresponding anticipated recoverable insurance proceeds. As part of the process to develop these off-setting estimates of future asbestos costs and insurance proceeds, a range of long-term cost and recovery models of future asbestos costs was developed. These models are based on national studies that predict the number of people likely to develop asbestos related diseases and are influenced by assumptions regarding long-term inflation rates for indemnity payments and defense costs, as well as other variables previously mentioned. Because any of these factors may change, our future exposure is unpredictable, and it is possible that we may incur costs that would have a material adverse impact on our liquidity, financial position, or results of operations in future periods.

Compliance with changing government regulations may result in increased costs and risks to the company. Our public company and multi-national customers are increasingly subject to governmental regulation globally. Existing and future laws and regulations may impede our growth. These regulations and laws may cover, among other things, public health, taxation, privacy, data protection, pricing, content, copyrights, distribution, energy consumption, environmental regulation, electronic contracts, communications and marketing, consumer protection, the design and operation of websites, and the characteristics and quality of products and services. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business. If we are not able to obtain for certain customers the information that they require in part as a result of these regulations, they may limit their business with us. These regulatory and customer-driven requirements may increase our operating costs, and, due to competitive pressures, we may not be able to increase our prices sufficiently to avoid a reduction in our income from operations.

The value to our shareholders of our common stock depends on the regular payment of dividends, which are paid at the discretion of our Board of Directors. The purchase price for our common stock under our purchase option is the same as the issue price. Accordingly, as long as we exercise our option to purchase, appreciation in the value of an investment in our common stock is dependent primarily on our ability and our Board of Directors' willingness to declare dividends. Although cash dividends have been paid on the common stock each year since 1929, as with any corporation's common stock, payment of dividends is subject to the discretion of our Board of Directors.

There is no public trading market for our common stock. Our common stock is 100% owned by active and retired employees. Common stock may not be sold by the holder thereof, except after first offering it to us. We have always exercised this purchase option in the past and expect to continue to do so. As a result, no public trading market for our common stock exists, nor is one expected to develop. This lack of a public trading market for our common stock may limit our ability to raise large amounts of equity capital, which could constrain our long-term business growth.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We operate in thirteen geographical districts in the U.S., each of which maintains multiple distribution facilities that consist primarily of warehouse space. A small portion of each distribution facility is used for offices. Some districts have sales offices that do not carry an inventory of products. Facilities range in size from 800 to 211,000 square feet, with the average being approximately 33,000 square feet. We also have regional distribution centers ranging in size from 130,000 to 324,000 square feet. Our subsidiaries have sales and distribution facilities ranging in size from 1,500 to 95,000 square feet.

Our headquarters are located in St. Louis, Missouri in an 83,000 square foot building owned by us. We also own a 200,000 square foot operations and administration center in St. Louis.

Item 3. Legal Proceedings

There are presently no pending legal proceedings that are expected to have a material impact on the Company or its subsidiaries.

Item 4. Mine Safety Disclosures

Not applicable.

Supplemental Item. Executive Officers of the Registrant

The following table lists the name, age as of March 1, 2023, position, offices and certain other information with respect to our executive officers. The term of office of each executive officer will expire upon the appointment of his or her successor by the Board of Directors.

Name	Age	Business experience last five years
D. E. DeSousa	64	Senior Vice President, General Manager, August 2020 to present; Vice President, Western Region, May 2017 to July 2020.
M. W. Geekie	61	Senior Vice President, Secretary and General Counsel, August 2008 to present.
W. P. Mansfield	60	Senior Vice President - Strategy and Business Development, January 2022 to present; Senior Vice President - Marketing, May 2017 to December 2021.
D. G. Maxwell	64	Senior Vice President - Sales, May 2017 to present.
K. M. Mazzarella	62	Chairman of the Board, January 2013 to present; President and Chief Executive Officer, June 2012 to present.
D. M. Meyer	51	Senior Vice President and Chief Financial Officer, April 2022 to present; Vice President - North American Subsidiaries, January 2022 to March 2022; Vice President and Chief Information Officer, March 2015 to December 2021.
B. L. Propst	53	Senior Vice President - Human Resources, June 2009 to present.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is 100% owned by active and retired employees, and there is no public trading market for our common stock. Since 1928, substantially all of the issued and outstanding shares of common stock have been held of record by voting trustees under successive voting trust agreements. A new Voting Trust Agreement was established effective March 3, 2017, which expires by its terms on March 1, 2027 because under applicable New York law, a voting trust may not have a term greater than ten years. At December 31, 2022, approximately 83% of our outstanding common stock was held in the voting trust. The participation of shareholders in the voting trust is voluntary at the time the voting trust is created, but is irrevocable during its term. Shareholders who elect not to participate in the voting trust hold their common stock as shareholders of record. Shareholders may elect to participate in the voting trust at any time during the term of the voting trust.

No holder of our common stock or voting trust interests representing our common stock ("common stock", "common shares", or "shares") may sell, transfer or otherwise dispose of any shares without first offering us the option to purchase those shares at the price at which they were issued. We also have the option to purchase at the issue price the common shares of any shareholder who ceases to be an employee for any reason other than death or "retirement" (as defined in our amended restated certificate of incorporation), and on the first anniversary of any holder's death. In the past, we have always exercised these purchase options, and we expect to continue to do so in the foreseeable future. However, we can make no assurance that we will continue to exercise our purchase option in the future. All outstanding shares have been issued at $20.00 per share.

The following table sets forth information regarding purchases of common stock by the Company for the three months ended December 31, 2022, all of which were made pursuant to the foregoing provisions:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs
October 1 to October 31, 2022	53,513	$20.00	N/A
November 1 to November 30, 2022	37,466	$20.00	N/A
December 1 to December 31, 2022	63,563	$20.00	N/A
Total	154,542	$20.00	N/A

Capital Stock at December 31, 2022

Title of Class	Number of Security Holders	Number of Shares
Voting Trust Interests issued with respect to Common Stock	5,606	22,025,295
Common Stock	1,527	4,564,911
Total	7,133	26,590,206

Dividend Data (in dollars per share)	Year Ended December 31,			
Period		**2022**		2021
First Quarter	**$**	**0.30**	$	0.30
Second Quarter		**0.30**		0.30
Third Quarter		**0.30**		0.30
Fourth Quarter		**3.10**		5.10
Total	**$**	**4.00**	$	6.00

On December 7, 2022, our Board of Directors declared a 15% stock dividend to shareholders of record on December 12, 2022. Shares representing this dividend were issued on February 3, 2023.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis provides a narrative description of the Company's results of operations, financial condition, liquidity, and cash flows for the years ended December 31, 2022 and 2021. This discussion should be read in conjunction with the accompanying consolidated financial statements and the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K. For comparison of the results of operations relating to the years ended December 31, 2021 and 2020, refer to our Annual Report on Form 10-K for the year ended December 31, 2021, Part II., Item 7., filed with the SEC on March 10, 2022.

Business Overview

For the fiscal year ended December 31, 2022, Graybar surpassed $10.0 billion in net sales for the first time in company history. In addition to achieving record net sales, we also set new records for income from operations and net income attributable to the Company. Our sustained focus on profitable growth led to the increase in net sales and gross margin. Several other factors also contributed to our results, including price inflation, a favorable sales mix, and favorable vendor allowances.

Net sales for the year ended December 31, 2022 totaled $10,534.4 million, an increase of $1,767.1 million, or 20.2%, from net sales of $8,767.3 million for the year ended December 31, 2021. Gross margin for the year ended December 31, 2022 increased $457.9 million, or 27.1%, to $2,147.1 million, compared to gross margin of $1,689.2 million for last year. Our gross margin rate was 20.4% for the year ended December 31, 2022, compared to 19.3% for the year ended December 31, 2021.

Selling, general and administrative ("SG&A") expenses increased $202.3 million, or 16.3%, to $1,442.8 million for the twelve months ended December 31, 2022, from $1,240.5 million for the twelve months ended December 31, 2021, primarily due to higher compensation and benefit-related expenses and higher outgoing freight expenses. SG&A as a percentage of net sales decreased to 13.7% for the year ended 2022, compared to 14.1% for 2021.

Income from operations increased $243.4 million, or 59.3%, to $653.8 million for the twelve months ended December 31, 2022, from $410.4 million for the same twelve-month period last year. Our increase in gross margin, partially offset by the increase in SG&A expenses, contributed to this improvement. As a result, the total provision for income taxes increased $67.9 million, or 77.2%, to $155.8 million for the twelve months ended December 31, 2022, from $87.9 million for the same twelve-month period last year.

Our non-operating expenses for the years ended December 31, 2022 and 2021 contained non-cash pension settlement charges of $27.0 million and $30.4 million, respectively. These charges were recognized because the cost of all pension settlements during the respective year were greater than the sum of the service and interest cost components of the annual net periodic pension cost.

Net income attributable to Graybar for the year ended December 31, 2022 was $452.9 million, an increase of $190.5 million, or 72.6%, compared to $262.4 million for the same twelve-month period last year.

We continue to see steady demand for our products and services, but rising interest rates, inflation, and employment issues are having an impact on the markets we serve. While supply chain conditions are showing signs of improvement, ongoing challenges remain for certain product categories. As we monitor and adapt to changing economic conditions, we remain focused on providing exceptional service to our customers, minimizing potential risks, and managing our business wisely. We also continue to invest in people, process improvement, and technology to support profitable growth, while we pursue new opportunities to broaden our reach and strengthen our long-term position as a leader in supply chain innovation.

Consolidated Results of Operations

The following table sets forth certain information relating to our operations stated in millions of dollars and as a percentage of net sales for the years ended December 31, 2022, 2021, and 2020:

		2022		2021		2020	
		Dollars	**Percent of Net Sales**	Dollars	Percent of Net Sales	Dollars	Percent of Net Sales
Net Sales	$	**10,534.4**	**100.0 %**	$ 8,767.3	100.0 %	$ 7,265.7	100.0 %
Cost of merchandise sold		**(8,387.3)**	**(79.6)**	(7,078.1)	(80.7)	(5,896.2)	(81.2)
Gross Margin		**2,147.1**	**20.4**	1,689.2	19.3	1,369.5	18.8
Selling, general and administrative expenses		**(1,442.8)**	**(13.7)**	(1,240.5)	(14.1)	(1,098.9)	(15.1)
Depreciation and amortization		**(53.4)**	**(0.5)**	(49.8)	(0.6)	(52.8)	(0.7)
Other income, net		**2.9**	**—**	11.5	0.1	7.0	0.1
Income from Operations		**653.8**	**6.2**	410.4	4.7	224.8	3.1
Non-operating expenses		**(44.3)**	**(0.4)**	(59.5)	(0.7)	(58.5)	(0.8)
Income before Provision for Income Taxes		**609.5**	**5.8**	350.9	4.0	166.3	2.3
Provision for income taxes		**(155.8)**	**(1.5)**	(87.9)	(1.0)	(44.2)	(0.6)
Net Income		**453.7**	**4.3**	263.0	3.0	122.1	1.7
Net income attributable to noncontrolling interests		**(0.8)**	**—**	(0.6)	—	(0.3)	—
Net Income attributable to Graybar Electric Company, Inc.	$	**452.9**	**4.3 %**	$ 262.4	3.0 %	$ 121.8	1.7 %

2022 Compared to 2021

Net sales totaled $10,534.4 million for the year ended December 31, 2022, compared to $8,767.3 million for the year ended December 31, 2021, an increase of $1,767.1 million, or 20.2%. For the year ended December 31, 2022, net sales in our construction, CIG, and industrial & utility verticals increased by 16.6%, 21.8%, and 30.5%, respectively, compared to the year ended December 31, 2021.

Gross margin increased $457.9 million, or 27.1%, to $2,147.1 million for the year ended December 31, 2022, from $1,689.2 million for the year ended December 31, 2021. Our gross margin rate was 20.4% for the year ended December 31, 2022, compared to 19.3% for the year ended December 31, 2021. The increases in gross margin and gross margin rate were primarily due to a favorable sales mix and gross margin initiatives.

SG&A expenses increased $202.3 million, or 16.3%, to $1,442.8 million for the year ended December 31, 2022, compared to $1,240.5 million for the year ended December 31, 2021, mainly due to higher compensation and benefit-related expenses and higher outgoing freight expenses. SG&A expenses as a percentage of net sales were 13.7% for the year ended December 31, 2022, compared to 14.1% for the year ended December 31, 2021.

Depreciation and amortization for the year ended December 31, 2022 increased $3.6 million, or 7.2%, to $53.4 million from $49.8 million for the year ended December 31, 2021, primarily due to higher amortization expense of intangible assets and an increase in property, at cost. Total property, at cost, at December 31, 2022 was $1,103.1 million, an increase of $44.3 million, or 4.2%, when compared to total property, at cost, at December 31, 2021 of $1,058.8 million. Depreciation as a percentage of net sales totaled 0.5% for the year ended December 31, 2022, down from 0.6% for the year ended December 31, 2021.

Other income, net totaled $2.9 million for the year ended December 31, 2022, compared to $11.5 million for the year ended December 31, 2021. Other income, net consists primarily of gains or losses on the disposal of property, trade receivable interest charges to customers, and other miscellaneous income items related to our business activities. The decrease in other income, net was primarily due to gains on sales of property classified as assets held for sale in 2021, compared to no sales of property classified as assets held for sale in 2022.

Non-operating expenses decreased $15.2 million, or 25.5%, to $44.3 million for the year ended December 31, 2022, from $59.5 million for the year ended December 31, 2021. This was due to decreases in the non-service cost components of the pension net periodic benefit costs of $16.3 million, partially offset by an increase in interest expense, net of $1.0 million. We recognized a non-cash pension settlement charge of $27.0 million during the year ended December 31, 2022, compared to a non-cash pension settlement charge of $30.4 million during the year ended December 31, 2021. The increase in interest expense, net was primarily due to higher levels of average outstanding short-term borrowings and higher interest rates for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Income before provision for income taxes increased $258.6 million, or 73.7%, to $609.5 million for the year ended December 31, 2022, compared to $350.9 million for the year ended December 31, 2021. The increase was primarily due to our increase in gross margin partially offset by an increase in SG&A expenses.

Our provision for income taxes increased $67.9 million, or 77.2%, to $155.8 million for the year ended December 31, 2022 from $87.9 million for the year ended December 31, 2021. Our effective tax rate was 25.6% for the year ended December 31, 2022, up from 25.0% for the year ended December 31, 2021. The increase in the effective tax rate is largely due to reductions in federal tax credits and increased state expense.

Net income attributable to Graybar Electric Company, Inc. for the year ended December 31, 2022 increased $190.5 million, or 72.6%, to $452.9 million from $262.4 million for the year ended December 31, 2021.

Financial Condition and Liquidity

Summary

We manage our liquidity and capital levels so that we have the capability to invest in the growth of our business, meet debt service obligations, finance anticipated capital expenditures, pay dividends, make benefit payments, finance information technology needs, fund acquisitions, and finance other miscellaneous cash outlays. We believe that maintaining a strong company financial condition enables us to competitively access multiple financing channels and invest in strategic long-term growth plans.

We have historically funded our working capital requirements using cash flows generated by the collection of trade receivables and trade accounts payable terms with our suppliers, supplemented by short-term bank lines of credit, if necessary. Capital expenditures have been financed primarily with cash from working capital management and short-term bank lines of credit.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for each of the past three years:

Total cash provided by (used by):		2022		2021		2020
Operating Activities	$	352.9	$	127.5	$	301.7
Investing Activities		(150.8)		(149.7)		(50.4)
Financing Activities		(181.2)		(60.5)		(180.9)
Net Increase (Decrease) in Cash	$	20.9	$	(82.7)	$	70.4

Our cash and cash equivalents were $69.4 million at December 31, 2022, an increase of $20.9 million, or 43.1%, from $48.5 million at December 31, 2021. The increase in cash on hand at December 31, 2022 from December 31, 2021 is reflective of strong cash flows from operating activities as a result of increased net income and effective working capital management. As a result, short-term borrowings decreased by $92.6 million, or 74.6%, to $31.6 million at December 31, 2022 from $124.2 million at December 31, 2021. Current assets exceeded current liabilities by $1,031.5 million at December 31, 2022, an increase of $301.2 million, or 41.2%, from $730.3 million at December 31, 2021.

Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2022 was $352.9 million, compared to cash flows provided by operating activities of $127.5 million for the year ended December 31, 2021. Cash provided by operating activities for the year ended December 31, 2022 was attributable to net income of $453.7 million, adjusted for non-cash depreciation and amortization expenses of $53.4 million, non-cash operating lease expense of $39.5 million, non-cash pension settlement charge of $27.0 million, and an increase in trade accounts payable of $213.6 million, partially offset by an increase in trade receivables of $235.7 million and an increase in merchandise inventory levels of $201.0 million.

The average number of days of sales in trade receivables for the year ended December 31, 2022 increased modestly compared to the same twelve-month period in 2021. The days in inventory increased significantly for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Investing Activities

Net cash used by investing activities was $150.8 million for the year ended December 31, 2022, compared to $149.7 million for the year ended December 31, 2021, an increase of $1.1 million. Cash used by investing activities for the year ended December 31, 2022 was primarily a result of the 2022 acquisitions for a combined preliminary purchase price, net of cash acquired of $83.7 million and capital expenditures of $67.7 million, compared to the 2021 acquisitions for a preliminary purchase price, net of cash acquired of $88.7 million, capital expenditures of $70.9 million, and proceeds from disposal of property of $9.9 million for the year ended December 31, 2021. For further discussion of our acquisitions, refer to Note 17, "Acquisitions", of the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Financing Activities

Net cash used by financing activities totaled $181.2 million for the year ended December 31, 2022, compared to net cash used by financing activities of $60.5 million for the year ended December 31, 2021, an increase in cash used of $120.7 million. The increase in cash used was primarily due to net payments on short-term borrowings of $92.6 million during the year ended December 31, 2022, compared to an increase in short-term borrowings of $74.2 million during the year ended December 31, 2021, partially offset by a decrease in dividends paid during the year ended December 31, 2022, compared to the same period in 2021. Cash dividends paid totaled $92.8 million, or $4.00 per share, for the year ended December 31, 2022, compared to $137.2 million, or $6.00 per share, for the year ended December 31, 2021.

Liquidity

Our cash and cash equivalents were $69.4 million at December 31, 2022, compared to $48.5 million at December 31, 2021. We also had a $750.0 million amended, unsecured, committed revolving credit facility ("Amended Credit Agreement") with $718.1 million in available capacity at December 31, 2022, compared to available capacity of $625.4 million at December 31, 2021. We had short-term borrowings of $31.6 million at December 31, 2022, of which $30.0 million were under the Amended Credit Agreement. We had short-term borrowings of $124.2 million at December 31, 2021, all of which were under the Amended Credit Agreement.

At December 31, 2022 and 2021, we also had two uncommitted, unsecured private placement shelf agreements ("Shelf Agreements"). One of the Shelf Agreements is expected to allow us to issue senior promissory notes up to $100.0 million to PGIM, Inc., at fixed rate terms to be agreed upon at the time of any issuance during a three-year issuance period ending in August 2023. Our other Shelf Agreement is expected to allow us to issue senior promissory notes up to $150.0 million to MetLife Investment Management, LLC (formerly known as MetLife Investment Advisors, LLC), and MetLife Investment Management Limited (collectively, "MetLife") and each other MetLife affiliate that becomes party to the agreement at fixed or floating rate economic terms to be agreed upon at the time of any issuance during a three-year issuance period ending in June 2024.

We have not issued any notes under the Shelf Agreements as of December 31, 2022 and 2021. For further discussion related to our Amended Credit Agreement and our Shelf Agreements, refer to Note 12, "Debt", of the notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

We had total letters of credit of $7.8 million outstanding at December 31, 2022, of which $1.9 million were issued under the Amended Credit Agreement. We had total letters of credit of $6.1 million outstanding at December 31, 2021, of which $0.4 million were issued under the Amended Credit Agreement. The letters of credit are issued primarily to support certain workers' compensation insurance policies and support performance under certain customer contracts.

Inflation

The industry experienced rising product costs in 2022 and 2021. In addition, given supply chain constraints, freight and shipping costs were elevated as well. Inflation impacted many of the products we purchase and transport. We were able to mitigate the adverse effects of higher costs on our gross margin rate in both 2022 and 2021 by increasing prices and consolidating shipments for the products and services that we offer.

Contractual Obligations and Commitments

As of December 31, 2022, we had contractual obligations consisting of $209.4 million in operating lease obligations and $2,804.8 million in purchase obligations. Operating lease obligations consist of both principal and interest payments. Purchase obligations consist of open purchase orders issued in the normal course of business. Many of these purchase obligations may be cancelled with limited or no financial penalties.

Additionally at December 31, 2022, we had $144.8 million of accrued, unfunded pension obligations, and $71.2 million of accrued, unfunded employment-related benefit obligations, of which $62.3 million is related to our postretirement benefit plan.

We expect to make contributions totaling $40.0 million to our defined benefit pension plan during 2023; however, additional contributions may be made at our discretion. In addition, we expect to fund $3.9 million for nonqualified pension benefits during 2023. We contributed $42.8 million to our defined benefit pension plan and funded $2.0 million for nonqualified benefits in 2022.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). In connection with the preparation of our financial statements we are required to make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our estimates, assumptions and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, estimates, assumptions, and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material.

Our significant accounting policies are discussed in Note 2, "Summary of Significant Accounting Policies", of the notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board.

Pension and Postretirement Benefits Plans

We account for our pension and postretirement benefit obligations in accordance with the accounting standards for defined benefit pension and other postretirement plans. These standards require the use of several important assumptions, including the discount rate and expected long-term rate of return on plan assets, among others, in determining our obligations and the annual cost of our pension and postretirement benefits. These assumptions are assessed annually, or more frequently when warranted, in consultation with independent actuaries and investment advisors as of December 31 and adjustments are made as needed.

The following table presents key assumptions used to measure the pension and postretirement benefits obligations at December 31:

	Pension Benefits		Postretirement Benefits	
	2022	2021	**2022**	2021
Discount rate	**5.55%**	2.86%	**5.70%**	2.71%
Expected return on plan assets	**5.00%**	5.00%	**—**	—

To determine the long-term expected rate of return, we consider macroeconomic conditions, the historical experience and expected future long-term performance of the plan assets, as well as the current and expected allocation of the plan assets. The pension plan's asset allocation as of December 31, 2022, was approximately 50% fixed income investments, 12% equity securities and

38% other investments, in line with our policy ranges. We periodically evaluate the allocation of plan assets among the different investment classes to ensure that they are within policy guidelines and ranges. Holding all other assumptions constant, we estimate that a one percentage point decrease in the expected return on plan assets would have increased our 2022 pension expense by approximately $6.1 million. Our expected long-term rate of return on plan assets assumption will increase to 5.25% for fiscal year 2023.

In determining the discount rate, we use yields on high-quality fixed-income investments (including among other things, Moody's Aa corporate bond yields) that match the duration and expected cash flows of the future pension obligations. To the extent the discount rate increases or decreases, our pension and postretirement obligations are decreased or increased accordingly. Holding all other assumptions constant, we estimate that a one percentage point decrease in the discount rate used to calculate both pension expense for 2022 and the pension liability as of December 31, 2022 would have increased pension expense by $14.7 million in 2022 and the pension liability by $59.5 million at December 31, 2022. Similarly, a one percentage point decrease in the discount rate would have increased postretirement benefits expense by $0.1 million in 2022 and the postretirement benefits liability by $3.7 million at December 31, 2022.

Merchandise Inventory

We value our inventories at the lower of cost (generally determined using the last-in, first-out ("LIFO") cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current sales. In assessing the ultimate realization of inventories, we make judgments as to our return rights to suppliers and future demand requirements and record an inventory reserve for obsolete inventory. If actual future demand, market conditions, or supplier return provisions are less favorable than those projected by management, additional inventory write-downs may be required. For the years ended December 31, 2022, 2021, and 2020, there were no material differences between our estimated reserve levels and actual write-offs.

Income Taxes

We recognize deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns. A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. We classify interest expense and penalties as part of our provision for income taxes based upon applicable federal and state interest/underpayment percentages. We assess uncertainty regarding tax positions taken in previously filed returns and record reserves in accordance with the guidance under Accounting Standards Codification 740-10, "Accounting for Uncertainty in Income Taxes".

New Accounting Standards

New accounting standards are discussed in Note 2, "Summary of Significant Accounting Policies", of the notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, including commodity prices, foreign currency exchange rates, interest rates, and equity prices. Our primary exposures to market risk are commodity price risk, foreign currency exchange rate risk, and interest rate risk associated with debt obligations.

Commodity Price Risk

We have exposure to commodity price risk on products we purchase for resale. Examples of such products include wire and cable, conduit, enclosures, and fittings.

Foreign Currency Exchange Rate Risk

The functional currency for our Canadian subsidiary is the Canadian dollar. Accordingly, its balance sheet amounts are translated at the exchange rates in effect at year-end and its income and expenses are translated using average exchange rates prevailing during the year. Currency translation adjustments are included in accumulated other comprehensive loss. Exposure to foreign currency exchange rate fluctuations is not material.

Interest Rate Risk

Our interest expense is sensitive to changes in the general level of market interest rates. Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of our debt portfolio. A change in market interest rates on the fixed-rate portion of our debt portfolio impacts the fair value of the financial instrument, but has no impact on interest incurred or cash flows. A change in market interest rates on the variable-rate portion of our debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value of the financial instrument.

Based on $31.6 million in variable-rate debt outstanding at December 31, 2022, a one percentage point increase in interest rates would increase our interest expense by $0.3 million per year.

The following table provides information about financial instruments that are sensitive to changes in interest rates. The table presents principal payments on debt and related weighted-average interest rates by expected maturity dates:

												December 31, 2022	
Debt Instruments		2023		2024		2025		2026		2027	After 2027		**Total**	**Fair Value**
Long-term, fixed-rate debt	$	1.6	$	1.6	$	1.2	$	0.5	$	0.3	$ 0.3	$	**5.5**	$ **5.2**
Weighted-average interest rate		5.72 %		6.10 %		6.21 %		7.87 %		12.58 %	12.88 %			
Short-term, variable-rate borrowings	$	31.6	$	—	$	—	$	—	$	—	$ —	$	**31.6**	$ **31.6**
Weighted-average interest rate		5.39 %												

The fair value of long-term debt is estimated by calculating future cash flows at interpolated Treasury yields with similar maturities, plus an estimate of our credit risk spread as of December 31, 2022.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

For additional information related to risks associated with our future performance, see Part I, "Caution Regarding Forward-looking Statements" above and Item 1A. Risk Factors of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Graybar Electric Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Graybar Electric Company, Inc. and Subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Defined Benefit Pension Obligation

Description of the Matter	At December 31, 2022, the Company's aggregate defined benefit pension obligation was $577.9 million and exceeded the fair value of pension plan assets of $433.1 million, resulting in an unfunded defined benefit pension obligation of $144.8 million. As discussed in Note 13 to the consolidated financial statements, the Company updates the estimates used to measure the defined benefit pension obligation and plan assets at December 31 or upon a remeasurement event.
	Auditing the defined benefit pension obligation was complex and required the involvement of actuarial specialists due to the judgmental nature of certain actuarial assumptions (e.g., discount rate and expected return on plan assets) used in the Company's measurement process. The discount rate and expected return on plan assets assumptions have a significant effect on the projected benefit obligation.
How We Addressed the Matter in Our Audit	To test the defined benefit pension obligation, we performed audit procedures that included, among others, evaluating the methodology used, the significant actuarial assumptions described above, and the underlying data used by the Company. We evaluated the actuarial assumptions used by management and the change in the defined benefit pension obligation from the prior year. In addition, we involved an actuarial specialist to assist in evaluating management's methodology for determining the projected benefit obligation, including the actuarial assumptions utilized. For example, we evaluated management's methodology for determining the discount rate that reflects the maturity and duration of the benefit payments used to measure the defined benefit pension obligation. To evaluate the expected return on plan assets, we assessed whether management's assumptions were consistent with a range of returns for a portfolio of comparative investments. We also tested the completeness and accuracy of the underlying data, including the participant data used in the actuarial calculations.

Ernst & Young LLP

We have served as the Company's auditor since 1996.
St. Louis, Missouri

March 9, 2023

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Income

		For the Years Ended December 31,				
(Stated in millions, except per share data)		**2022**		2021		2020
Net Sales	$	**10,534.4**	$	8,767.3	$	7,265.7
Cost of merchandise sold		**(8,387.3)**		(7,078.1)		(5,896.2)
Gross Margin		**2,147.1**		1,689.2		1,369.5
Selling, general and administrative expenses		**(1,442.8)**		(1,240.5)		(1,098.9)
Depreciation and amortization		**(53.4)**		(49.8)		(52.8)
Other income, net		**2.9**		11.5		7.0
Income from Operations		**653.8**		410.4		224.8
Non-operating expenses		**(44.3)**		(59.5)		(58.5)
Income before Provision for Income Taxes		**609.5**		350.9		166.3
Provision for income taxes		**(155.8)**		(87.9)		(44.2)
Net Income		**453.7**		263.0		122.1
Net income attributable to noncontrolling interests		**(0.8)**		(0.6)		(0.3)
Net Income attributable to Graybar Electric Company, Inc.	$	**452.9**	$	262.4	$	121.8
Net Income attributable to Graybar Electric Company, Inc. per share of Common Stock[(A)]	$	**17.05**	$	10.01	$	4.68

[(A)] Adjusted for the declaration of a 15% stock dividend in December 2022, shares related to which were issued in February 2023. Prior to the adjustment, the average common shares outstanding were 22.8 million shares and 22.6 million shares for the years ended December 31, 2021 and 2020, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

		For the Years Ended December 31,				
(Stated in millions)		**2022**		2021		2020
Net Income	$	**453.7**	$	263.0	$	122.1
Other Comprehensive Income						
Foreign currency translation		**(9.8)**		0.1		2.8
Pension and postretirement benefits liability adjustments (net of tax of $(13.0), $(22.9), and $(0.5), respectively)		**37.3**		66.1		1.3
Total Other Comprehensive Income		**27.5**		66.2		4.1
Comprehensive Income	$	**481.2**	$	329.2	$	126.2
Less: comprehensive income attributable to noncontrolling interests, net of tax		**0.6**		0.6		0.5
Comprehensive Income attributable to Graybar Electric Company, Inc.	$	**480.6**	$	328.6	$	125.7

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Balance Sheets

(Stated in millions, except share and per share data)			December 31, 2022	December 31, 2021
ASSETS				
Current Assets				
Cash and cash equivalents		$	69.4 $	48.5
Trade receivables (less allowances of $13.4 and $9.1, respectively)			1,673.0	1,407.6
Merchandise inventory			1,026.3	808.4
Other current assets			83.7	54.8
Total Current Assets			2,852.4	2,319.3
Property, at cost				
Land			97.3	97.6
Buildings			562.1	534.1
Furniture and fixtures			282.9	261.7
Software			148.0	151.4
Finance leases			12.8	14.0
Total Property, at cost			1,103.1	1,058.8
Accumulated depreciation and amortization			(641.9)	(622.1)
Net Property			461.2	436.7
Operating Lease Right-of-use Assets			175.3	133.1
Other Non-current Assets			260.2	179.9
Total Assets		$	3,749.1 $	3,069.0
LIABILITIES				
Current Liabilities				
Short-term borrowings		$	31.6 $	124.2
Current portion of long-term debt			1.6	1.9
Trade accounts payable			1,276.8	1,055.4
Accrued payroll and benefit costs			219.2	187.8
Other accrued taxes			34.3	42.8
Current operating lease liabilities			43.9	34.0
Other current liabilities			213.5	142.9
Total Current Liabilities			1,820.9	1,589.0
Postretirement Benefits Liability			55.5	68.5
Pension Liability			140.8	159.1
Long-term Debt			3.9	4.2
Non-current Operating Lease Liabilities			147.1	107.5
Other Non-current Liabilities			55.3	8.8
Total Liabilities			2,223.5	1,937.1

SHAREHOLDERS' EQUITY

	Shares at December 31, 2022	Shares at December 31, 2021		
Capital Stock				
Common, stated value $20.00 per share				
Authorized	50,000,000	50,000,000		
Issued to voting trustees	22,085,481	18,956,496		
Issued to shareholders	4,568,288	3,929,845		
In treasury, at cost	(63,563)	(53,108)		
Outstanding Common Stock	26,590,206	22,833,233	531.8	456.7
Common shares subscribed	1,185,564	1,056,109	23.7	21.1
Less subscriptions receivable	(1,185,564)	(1,056,109)	(23.7)	(21.1)
Retained Earnings			1,141.0	850.3
Accumulated Other Comprehensive Loss			(152.8)	(180.5)
Total Graybar Electric Company, Inc. Shareholders' Equity			1,520.0	1,126.5
Noncontrolling Interests			5.6	5.4
Total Shareholders' Equity			1,525.6	1,131.9
Total Liabilities and Shareholders' Equity		$	3,749.1 $	3,069.0

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(Stated in millions)	For the Years Ended December 31, **2022**	2021	2020
Cash Flows from Operating Activities			
Net Income	**$ 453.7**	$ 263.0	$ 122.1
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**53.4**	49.8	52.8
Non-cash operating lease expense	**39.5**	34.9	33.8
Deferred income taxes	**(3.0)**	(14.1)	(10.2)
Net losses (gains) on disposal of assets	**0.4**	(9.4)	(3.0)
Losses on impairment of assets	**—**	—	0.3
Non-cash pension settlement charge	**27.0**	30.4	27.7
Net income attributable to noncontrolling interests	**(0.8)**	(0.6)	(0.3)
Changes in assets and liabilities:			
Trade receivables	**(235.7)**	(274.5)	(5.2)
Merchandise inventory	**(201.0)**	(187.6)	68.0
Other current assets	**(28.6)**	2.5	(4.9)
Other non-current assets	**(43.3)**	(2.0)	(1.1)
Trade accounts payable	**213.6**	157.9	48.1
Accrued payroll and benefit costs	**30.5**	64.8	(30.2)
Other current liabilities	**50.8**	32.6	25.1
Other non-current liabilities	**(3.6)**	(20.2)	(21.3)
Total adjustments to net income	**(100.8)**	(135.5)	179.6
Net cash provided by operating activities	**352.9**	127.5	301.7
Cash Flows from Investing Activities			
Proceeds from disposal of property	**0.6**	9.9	7.9
Capital expenditures for property	**(67.7)**	(70.9)	(31.1)
Acquisitions, net of cash acquired	**(83.7)**	(88.7)	(27.2)
Net cash used by investing activities	**(150.8)**	(149.7)	(50.4)
Cash Flows from Financing Activities			
Net (decrease) increase in short-term borrowings	**(92.6)**	74.2	(88.0)
Principal payments under finance arrangements	**(2.1)**	(2.3)	(3.9)
Payment of deferred financing fees	**—**	(2.2)	—
Proceeds from advance payments on common stock prior to issuance	**1.0**	2.1	—
Sales of common stock	**20.4**	20.5	19.1
Purchases of common stock	**(14.7)**	(15.9)	(16.5)
Sales of noncontrolling interests' common stock	**—**	1.1	—
Purchases of noncontrolling interests' common stock	**(0.4)**	(0.8)	(0.9)
Dividends paid	**(92.8)**	(137.2)	(90.7)
Net cash used by financing activities	**(181.2)**	(60.5)	(180.9)
Net Increase (Decrease) in Cash	**20.9**	(82.7)	70.4
Cash, Beginning of Year	**48.5**	131.2	60.8
Cash, End of Year	**$ 69.4**	$ 48.5	$ 131.2
Supplemental Cash Flow Information:			
Non-cash Investing and Financing Activities:			
Acquisitions of equipment under finance leases	$ 1.5	$ 0.4	$ 0.3
Acquisitions of assets under operating leases	$ 82.1	$ 54.7	$ 35.3
Cash Paid During the Year for:			
Interest, net of amounts capitalized	$ 1.6	$ 1.0	$ 3.8
Income taxes, net of refunds	$ 164.9	$ 96.7	$ 55.3

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

(Stated in millions)	Graybar Electric Company, Inc. Shareholders' Equity									
		Common Stock		Retained Earnings		Accumulated Other Comprehensive Loss		Noncontrolling Interests		Total Shareholders' Equity
Balance, December 31, 2019	$	449.5	$	694.0	$	(250.6)	$	4.9	$	897.8
Net income				121.8				0.3		122.1
Other comprehensive income						3.9		0.2		4.1
Stock issued		19.1								19.1
Stock purchased		(16.5)						(0.9)		(17.4)
Dividends declared				(90.7)						(90.7)
Balance, December 31, 2020	$	452.1	$	725.1	$	(246.7)	$	4.5	$	935.0
Net income				262.4				0.6		263.0
Other comprehensive income						66.2				66.2
Stock issued		20.5						1.1		21.6
Stock purchased		(15.9)						(0.8)		(16.7)
Dividends declared				(137.2)						(137.2)
Balance, December 31, 2021	$	456.7	$	850.3	$	(180.5)	$	5.4	$	1,131.9
Net income				452.9				0.8		453.7
Other comprehensive income (loss)						27.7		(0.2)		27.5
Stock issued		20.4								20.4
Stock purchased		(14.7)						(0.4)		(15.1)
Dividends declared		69.4		(162.2)						(92.8)
Balance, December 31, 2022	$	531.8	$	1,141.0	$	(152.8)	$	5.6	$	1,525.6

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
as of December 31, 2022 and 2021 and
for the Years Ended December 31, 2022, 2021, and 2020
(Stated in millions, except share and per share data)

1. DESCRIPTION OF THE BUSINESS

Graybar Electric Company, Inc. ("Graybar", "Company", "we", "our", or "us") is a New York corporation, incorporated in 1925. We are engaged in the distribution of electrical and communications and data networking products and are a provider of related supply chain management and logistics services. We primarily serve customers in the construction, commercial, institutional and government ("CIG"), and industrial & utility vertical markets, with products and services that support new construction, infrastructure updates, building renovation, facility maintenance, repair and operations ("MRO"), and original equipment manufacturers ("OEM"). In our primary role as third-party wholesale distributor, we neither manufacture nor contract to manufacture the products that we sell; however, one of our subsidiaries may contract to manufacture some of its private label lighting fixtures. Our business activity is primarily based in the United States ("U.S."). We also have subsidiary operations with distribution facilities in Canada and Puerto Rico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our accounting policies conform to generally accepted accounting principles in the U.S. ("GAAP") and are applied on a consistent basis among all years presented. Significant accounting policies are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of Graybar and our subsidiary companies. All material intercompany balances and transactions have been eliminated. The ownership interests that are held by owners other than the Company are in subsidiaries owned by the Company and are accounted for and reported as noncontrolling interests.

Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Revenue Recognition

Sales revenue is recognized when performance obligations are satisfied, which is typically upon delivery of the product to the customer. Sometimes product is purchased from the manufacturer and drop-shipped to the customer. We generally take control of the goods when shipped by the manufacturer and then recognize revenue when control of the product transfers to the customer. Revenues recognized are primarily for product sales, but may also include freight and handling charges. Our standard warehouse shipping terms are FOB shipping point, under which control passes to the customer at the time of shipment. Revenue is reported net of all taxes, primarily sales tax, assessed by governmental authorities as a result of revenue-producing transactions.

Outgoing Freight Expenses

We record approximately 95% of outgoing freight expenses as a component of selling, general and administrative expenses. Total outgoing freight expenses were $101.0 million, $78.9 million, and $68.8 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Cash and Cash Equivalents

We account for cash on hand, deposits in banks, and other short-term, highly liquid investments with an original maturity of three months or less as cash and cash equivalents.

Allowance for Credit Losses

We perform ongoing credit evaluations of our customers, and a significant portion of our trade receivables is secured by mechanic's lien or payment bond rights. We maintain allowances to reflect the expected uncollectability of trade receivables based on past collection history pooled on the aging of the receivables, specific risks identified in the receivables portfolio based on current conditions, and expected future economic conditions when necessary. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of our customers were to deteriorate.

Merchandise Inventory

Our inventory, comprised entirely of finished goods, is stated at the lower of cost (generally determined using the last-in, first-out ("LIFO") cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current sales.

We make provisions for obsolete or excess inventories as necessary to reflect reductions in inventory value.

Vendor Allowances

Our agreements with many of our suppliers provide for us to earn volume incentives based on purchases during the agreement period. Based on the provisions of our vendor agreements, we develop vendor accrual rates by estimating our performance under the agreements and the amounts that will be earned. We perform analyses and review historical trends to ensure the deferred amounts earned are appropriately recorded. Certain vendor agreements contain purchase volume incentives that provide for increased funding when graduated purchase volumes are met. Amounts accrued throughout the year are based on estimates of future activity levels, and could be materially impacted if actual purchase volumes differ. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized in income from operations in the period in which the change in estimate occurs. In the event that the operating performance of our suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the volume incentives would continue to be included in future agreements.

Property and Depreciation

Property is recorded at cost. Depreciation is expensed on a straight-line basis over the estimated useful lives of the related assets. Interest costs incurred to finance expenditures for major long-term construction projects are capitalized as part of the asset's historical cost and included in property, then depreciated over the useful life of the asset. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Expenditures for maintenance and repairs are charged to expense when incurred, while the costs of significant improvements, which extend the useful life of the underlying asset, are capitalized.

Fair Value

GAAP has established a fair value hierarchy, which prioritizes the inputs used in measuring fair value. The tiers in the hierarchy include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own data inputs and assumptions. We have used fair value measurements to value our pension plan assets.

Foreign Currency Exchange Rate

The functional currency for our Canadian subsidiary is the Canadian dollar. Accordingly, its balance sheet amounts are translated at the exchange rates in effect at the end of each reporting period and its statements of income amounts are translated at the average rates of exchange prevailing during the current period. Currency translation adjustments are included in accumulated other comprehensive loss.

Goodwill

Our goodwill is not amortized, but rather tested annually for impairment. Goodwill is reviewed annually in the fourth quarter and when circumstances or other events might indicate that impairment may have occurred. We first perform a qualitative assessment of goodwill impairment. The qualitative assessment considers several factors including the excess fair value over carrying value as of the last quantitative impairment test, the length of time since the last fair value measurement, the current carrying value, market conditions, actual performance compared to forecasted performance, and the current business outlook. If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the reporting unit would then be quantitatively tested for impairment. If a quantitative assessment would be required, the fair value would be determined using a variety of assumptions including estimated future cash flows of the reporting unit and applicable discount rates.

Definite Lived Intangible Assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods benefited. Customer relationships, trade names and other non-contractual intangible assets with determinable lives are amortized over periods generally ranging from 1.5 to 20 years. Intangible assets are tested for impairment if events or circumstances occur indicating that the respective asset might be impaired.

Income Taxes

We recognize deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns. A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. We classify interest expense and penalties as part of our provision for income taxes based upon applicable federal and state interest/underpayment percentages. We assess uncertainty regarding tax positions taken in previously filed returns and record reserves in accordance with the guidance under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, "Accounting for Uncertainty in Income Taxes".

Other Postretirement Benefits

We account for postretirement benefits other than pensions by accruing the costs of benefits to be provided over the eligible employees' periods of active service. These costs are determined on an actuarial basis. Our consolidated balance sheets reflect the funded status of postretirement benefits.

Pension Plan

We sponsor a noncontributory defined benefit pension plan accounted for by accruing the cost to provide the benefits over the eligible employees' periods of active service. These costs are determined on an actuarial basis. Our consolidated balance sheets reflect the funded status of the defined benefit pension plan.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and non-current operating lease liabilities on our consolidated balance sheets. Amounts related to finance leases are included in property, current portion of long-term debt, and long-term debt on our consolidated balance sheets. ROU assets and lease liabilities are recognized and measured on the date the underlying asset is made available to us.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. We use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

For certain leases, such as real estate and information technology ("IT") equipment, we account for the lease and non-lease components as a single lease component. For all other leases, we account for the lease and non-lease components separately. Leases with a term of twelve months or less are not recorded on the consolidated balance sheets. Lease expenses associated with short-term leases are immaterial and are recorded in the consolidated statements of income in selling, general and administrative expenses. Additionally, for certain vehicle leases, we apply a portfolio approach to account for the operating lease ROU assets and liabilities.

Non-operating Expenses

Non-operating expenses are comprised of interest expense, net and non-service cost components of the net periodic benefit cost for the pension and other postretirement benefit plans. The non-service cost components include interest cost, expected return on plan assets, amortization of net actuarial gains/losses, amortization of prior service costs/gains, and charges due to settlement of certain plan liabilities.

New Accounting Standards

In September 2022, the FASB issued Accounting Standard Update ("ASU " or "Update") 2022-04, "Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations", which requires entities to disclose the key terms of supplier finance programs used in connection with the purchase of goods and services along with information about their obligations under these programs, including a rollforward of those obligations. This Update does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The Update is effective for all entities for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years, except for the rollforward requirement, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, and guidance shall be applied retrospectively, other than the rollforward requirement, which shall be applied prospectively. While we do not have a supplier finance program currently in place, we are considering introducing a supplier finance program in 2023 and, therefore, are simultaneously evaluating the potential impact of adopting the Update on our consolidated financial statements.

In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848" which provides final guidance that defers the sunset date for applying the reference rate reform relief in ASC 848 to December 31, 2024, from December 31, 2022. The guidance is effective upon issuance. Although we have the option under our Amended Credit Agreement, as defined in Note 12, "Debt", to continue to use LIBOR until June 30, 2023, we expect to transition to the Secured Overnight Financing Rate ("SOFR") as our reference rate upon positive consent by all lenders in our Amended Credit Agreement prior to June 30, 2023. The adoption of this Update did not have a material impact on our consolidated financial statements.

3. REVENUE

The following table summarizes the percentages of our net sales attributable to each of our vertical markets for the years ended December 31, 2022, 2021 and 2020:

	For the Years Ended December 31,		
	2022	2021	2020
Construction	**56.8 %**	58.5 %	58.2 %
CIG	**25.8**	25.5	26.7
Industrial & Utility	**17.4**	16.0	15.1
Total net sales	**100.0 %**	100.0 %	100.0 %

Certain reclassifications have been made to the vertical market assigned to customers in the prior years' information to conform to the December 31, 2022 presentation.

We had no material contract assets, contract liabilities, or deferred contract costs recorded on the consolidated balance sheet as of December 31, 2022 and 2021. In addition, for the years ended December 31, 2022, 2021, and 2020, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is not material.

4. ALLOWANCES FOR CASH DISCOUNTS AND CREDIT LOSSES

The following table summarizes the activity in the allowances for cash discounts and credit losses:

	Beginning Balance		Provision (Charged to Expense)		Deductions		Ending Balance
For the Year Ended December 31, 2022							
Allowance for cash discounts	$	**3.8**	$	**47.4**	$ (47.6)	$	**3.6**
Allowance for credit losses		**5.3**		**8.9**	**(4.4)**		**9.8**
Total	$	**9.1**	$	**56.3**	$ **(52.0)**	$	**13.4**
For the Year Ended December 31, 2021							
Allowance for cash discounts	$	2.9	$	44.3	$ (43.4)	$	3.8
Allowance for credit losses		4.0		1.9	(0.6)		5.3
Total	$	6.9	$	46.2	$ (44.0)	$	9.1
For the Year Ended December 31, 2020							
Allowance for cash discounts	$	2.2	$	35.1	$ (34.4)	$	2.9
Allowance for credit losses		4.0		2.6	(2.6)		4.0
Total	$	6.2	$	37.7	$ (37.0)	$	6.9

5. INVENTORY

Our inventory, comprised entirely of finished goods, is stated at the lower of cost (generally determined using the LIFO cost method) or market. Inventories valued using the LIFO method comprised 85% and 87% of the total inventories at December 31, 2022 and 2021, respectively. Had the first-in, first-out ("FIFO") method been used, merchandise inventory would have been $492.8 million and $427.9 million greater than reported under the LIFO method at December 31, 2022 and 2021, respectively. We did not liquidate any portion of previously-created LIFO layers in 2022 and 2021. In 2020, we liquidated portions of previously created LIFO layers, resulting in decreases in cost of merchandise sold of $4.1 million.

Reserves for excess and obsolete inventories were $17.9 million and $14.0 million at December 31, 2022 and 2021, respectively. The change in the reserve for excess and obsolete inventories, included in cost of merchandise sold, was $3.9 million, $5.4 million, and $(0.6) million for the years ended December 31, 2022, 2021, and 2020, respectively.

6. PROPERTY AND DEPRECIATION

We provide for depreciation and amortization using the straight-line method over the following estimated useful asset lives:

Classification	Estimated Useful Asset Life
Buildings	42 years
Leasehold improvements	Over the shorter of the asset's life or the lease term
Furniture, fixtures, equipment and software	3 to 14 years
Assets held under finance leases	Over the shorter of the asset's life or the lease term

Depreciation expense was $37.6 million, $36.2 million, and $36.7 million in 2022, 2021, and 2020, respectively.

At the time property is retired or otherwise disposed, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to other income, net.

We consider properties to be assets held for sale when all of the following criteria are met: (i) a formal commitment to a plan to sell a property has been made and exercised; (ii) the property is available for sale in its present condition; (iii) actions required to complete the sale of the property have been initiated; (iv) sale of the property is probable and we expect the sale will occur within one year; and (v) the property is being actively marketed for sale at a price that is reasonable given its current market value.

Upon designation as an asset held for sale, we record the carrying value of each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and depreciation of the property ceases. We had $6.7 million of assets held for sale at December 31, 2022 compared to no assets held for sale at December 31, 2021. We did not sell any assets classified as held for sale in 2022. During the year ended December 31, 2021, we sold assets classified as held for sale with a net book value of $0.4 million, and recorded a net gain of $9.1 million in other income, net. During the year ended December 31, 2020, we sold assets classified as held for sale with a net book value of $4.4 million, and recorded a net gain of $3.4 million in other income, net.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For assets classified as held and used, impairment may occur if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. In such cases, additional analysis is conducted to determine the amount of the loss to be recognized. The impairment loss is calculated as the difference between the carrying amount of the asset and its estimated fair value. The analysis requires estimates of the amount and timing of projected cash flows and, where applicable, selection of an appropriate discount rate. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed necessary.

7. LEASES

We have operating and finance leases for corporate offices, warehouse buildings, sales offices, branch locations, vehicles, and certain equipment. Our leases have remaining lease terms of one to ten years, some of which may include options to extend the leases for up to five years, and some of which may include options to terminate the leases within one year. In addition to fixed lease payments, we incur variable lease charges that are recognized as incurred. These charges are primarily for maintenance and real estate taxes on leased facilities.

The components of the lease expense for the years ended December 31, 2022, 2021, and 2020 were as follows:

| | For the Years Ended December 31, | | | | | |
	2022		2021		2020	
Operating lease cost	$	43.8	$	38.4	$	37.9
Finance lease cost:						
Amortization of right-of-use assets		1.9		2.0		2.1
Interest on lease liabilities		0.4		0.5		0.6
Total finance lease cost		2.3		2.5		2.7
Variable lease cost		12.4		10.5		10.6
Total lease cost	$	58.5	$	51.4	$	51.2

Supplemental balance sheet information at December 31, 2022 and 2021 related to leases was as follows:

		December 31,		
		2022		2021
Operating leases:				
Operating lease right-of-use assets	$	175.3	$	133.1
Current operating lease liabilities	$	43.9	$	34.0
Non-current operating lease liabilities		147.1		107.5
Total operating lease liabilities	$	191.0	$	141.5
Finance leases:				
Property, at cost	$	12.8	$	14.0
Accumulated depreciation and amortization		(8.6)		(9.2)
Net property	$	4.2	$	4.8
Current obligations of finance leases	$	1.6	$	1.9
Finance leases, net of current obligations		3.9		4.2
Total finance lease liabilities	$	5.5	$	6.1
Weighted average remaining lease term:				
Operating leases		5.5 years		5.0 years
Finance leases		3.6 years		4.0 years
Weighted average discount rate:				
Operating leases		3.2%		2.5%
Finance leases		7.3%		7.8%

Supplemental cash flow and other information for the years ended December 31, 2022, 2021, and 2020 related to leases was as follows:

		For the Years Ended December 31,				
		2022		2021		2020
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	42.6	$	39.0	$	37.3
Operating cash flows from finance leases		0.4		0.5		0.6
Financing cash flows from finance leases		2.1		2.3		2.2
Right-of-use assets obtained in exchange for lease liabilities:						
Operating leases[A]	$	82.1	$	54.7	$	35.3
Finance leases		1.5		0.4		0.3

[A] Includes $2.9 million, $15.8 million, and $1.6 million of operating leases established as a result of our acquisitions during 2022, 2021 and 2020, respectively. See Note 17, "Acquisitions", for further information.

Future minimum lease payments under non-cancellable leases as of December 31, 2022, were as follows:

| | December 31, 2022 | | | |
	Operating Leases		Finance Leases	
Future minimum lease payments				
2023	$	49.2	$	2.0
2024		44.4		1.8
2025		32.9		1.4
2026		26.5		0.5
2027		20.2		0.3
Thereafter		36.2		0.3
Total future minimum lease payments	$	209.4	$	6.3
Less: imputed interest		(18.4)		(0.8)
Total lease obligation	$	191.0	$	5.5
Less: current obligations		(43.9)		(1.6)
Long-term lease obligation	$	147.1	$	3.9

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill, included in other non-current assets in our consolidated balance sheets, for the years ended December 31 were as follows:

		2022		2021
Beginning balance	$	**57.1**	$	37.1
Acquisitions and purchase accounting adjustments		**26.5**		20.0
Foreign currency translation impact		**(0.5)**		—
Ending balance	$	**83.1**	$	57.1

As of December 31, 2022, we have completed our annual impairment test and concluded that there is no impairment of our goodwill. We did not recognize any goodwill impairment in 2021 and 2020.

Other Intangible Assets

Other intangible assets, included in other non-current assets in our consolidated balance sheets, consist of the following:

| | | | As of December 31, 2022 | | | | | |
	Asset Life	Weighted Average Life	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
Customer relationships	6 to 20 years	12.9 years	$	**78.4**	$	**(16.4)**	$	**62.0**
Trade name	5 to 20 years	18.9 years		**33.2**		**(5.9)**		**27.3**
Non-compete agreements	3 to 7 years	5.3 years		**1.3**		**(0.5)**		**0.8**
Other intangible assets	1.5 to 10 years	2.7 years		**1.4**		**(0.2)**		**1.2**
Total		14.4 years	$	**114.3**	$	**(23.0)**	$	**91.3**

	Asset Life	Weighted Average Life	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
		As of December 31, 2021					
Customer relationships	6 to 20 years	13.4 years	$	57.4	$	(11.6) $	45.8
Trade name	5 to 20 years	18.9 years		23.2		(4.6)	18.6
Non-compete agreements	3 to 7 years	5.5 years		0.9		(0.4)	0.5
Other intangible assets	10 years	10 years		0.1		(0.1)	—
Total		14.9 years	$	81.6	$	(16.7) $	64.9

We did not incur impairment losses related to our other intangible assets during the years ended December 31, 2022, 2021, and 2020. Amortization expense for other intangible assets was $6.3 million, $4.3 million, and $2.5 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Estimated future amortization expense related to our intangible assets for the years ending December 31 is as follows:

2023	$	9.3
2024		9.0
2025		8.4
2026		7.0
2027		6.8
After 2027		50.8
	$	91.3

9. INCOME TAXES

The components of income before taxes and the provision for income taxes recorded in the consolidated statements of income are as follows:

		For the Years Ended December 31,					
Components of Income before Taxes		**2022**		2021		2020	
Domestic	$	**573.6**	$	327.6	$	151.1	
Foreign		**35.9**		23.3		15.2	
Income before taxes	$	**609.5**	$	350.9	$	166.3	

		For the Years Ended December 31,					
Components of Income Tax Provision		**2022**		2021		2020	
Current expense:							
U.S. Federal	$	**119.5**	$	77.3	$	38.5	
State		**28.8**		18.2		11.4	
Foreign		**10.5**		6.5		4.5	
Total current expense	$	**158.8**	$	102.0	$	54.4	
Deferred benefit:							
U.S. Federal	$	**(2.1)**	$	(10.9)	$	(7.8)	
State		**(0.6)**		(3.2)		(2.3)	
Foreign		**(0.3)**		—		(0.1)	
Total deferred benefit	$	**(3.0)**	$	(14.1)	$	(10.2)	
Total income tax provision	$	**155.8**	$	87.9	$	44.2	

A reconciliation between the statutory U.S. federal income tax rate and the effective tax rate in the consolidated statements of income is as follows:

	For the Years Ended December 31,		
	2022	2021	2020
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal benefit	3.7	3.3	4.3
Other, net	0.9	0.7	1.3
Effective tax rate	25.6 %	25.0 %	26.6 %

We determine our deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of our assets and liabilities calculated using enacted applicable tax rates. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. The following deferred tax assets (liabilities) were recorded at December 31:

Assets (Liabilities)		2022		2021
Pension	$	28.9	$	32.8
Operating lease liabilities		47.2		34.4
Postretirement benefits		16.0		19.3
Inventory		20.1		25.0
Other deferred tax assets		19.6		5.8
Payroll accruals		5.4		7.2
Bad debt reserves		2.2		0.7
Subtotal		139.4		125.2
Less: valuation allowances		(0.8)		(0.5)
Deferred tax assets		138.6		124.7
Fixed assets		(41.4)		(38.8)
Operating lease right-of-use assets		(43.2)		(32.3)
Other deferred tax liabilities		(22.3)		(9.1)
Computer software		(0.8)		(2.4)
Deferred tax liabilities		(107.7)		(82.6)
Net deferred tax assets	$	30.9	$	42.1

Deferred income taxes included in non-current assets (liabilities) at December 31 were:

		2022		2021
Deferred tax assets included in other non-current assets	$	33.6	$	45.2
Deferred tax liabilities included in other non-current liabilities		(2.7)		(3.1)
Total	$	30.9	$	42.1

Operating loss and tax credit carryforwards included in net deferred tax assets, all of which expire between 2025 and 2032, at December 31 were:

		2022		2021
U.S. Federal	$	0.8	$	0.5
State		0.2		0.2

We have placed valuation allowances of $0.8 million and $0.5 million for 2022 and 2021, respectively, relating to federal foreign tax credits that are not expected to be utilized prior to expiration.

As of December 31, 2022, we have no material undistributed earnings of non-U.S. subsidiaries due to the one-time transition tax and global intangible low-taxed income ("GILTI") provisions enacted under the Tax Cuts and Jobs Act ("TCJA"). No additional income taxes have been provided for any outside basis differences inherent in these foreign entities, as these amounts continue to be indefinitely reinvested in foreign operations. We have made an accounting policy election to treat GILTI as a period cost rather than accounting for it as part of deferred taxes. Due to the high-tax exception election made in 2021 and 2022, our GILTI period cost was immaterial in each year.

Our federal income tax returns for the tax years 2019 and forward are available for examination by the United States Internal Revenue Service ("IRS"). The statute of limitation for the 2019 federal return will expire on October 15, 2023, unless extended by consent. Our state income tax returns for 2018 through 2022 remain subject to examination by various state authorities with the latest period closing on December 31, 2027. We have not extended the statutes of limitations in any state jurisdictions with respect to years prior to 2018.

On August 16, 2022, President Biden signed H.R. 5376, the Inflation Reduction Act of 2022 ("IRA"). This legislation includes a 15% corporate alternative minimum tax among its key tax provisions effective for years beginning after December 31, 2022. We do not anticipate a material impact to the Company as historical earnings do not exceed applicable thresholds. We continue to monitor other IRA provisions as authoritative guidance becomes available.

Our unrecognized tax benefits of $0.5 million, $1.0 million, and $1.7 million as of December 31, 2022, 2021, and 2020, respectively, are uncertain tax positions that would impact our effective tax rate if recognized. We are periodically engaged in tax return examinations, reviews of statute of limitations periods, and settlements surrounding income taxes. We do not anticipate a material change in unrecognized tax benefits during the next twelve months.

Our uncertain tax benefits, and changes thereto, during 2022, 2021, and 2020 were as follows:

	2022		2021		2020
Balance at January 1,	$	**1.0**	$	1.7	$	1.9
Additions based on tax positions related to current year		—		—		0.2
Reductions for tax positions of prior years		**(0.5)**		(0.7)		(0.1)
Settlements		—		—		(0.3)
Balance at December 31,	$	**0.5**	$	1.0	$	1.7

We classify interest expense and penalties as part of our provision for income taxes based upon applicable federal and state interest/underpayment percentages. We have accrued $0.1 million and $0.2 million in interest and penalties at December 31, 2022 and 2021, respectively. Interest was computed on the difference between the provision for income taxes recognized in accordance with GAAP and the amount of benefit previously taken or expected to be taken in our federal, state, and local income tax returns.

10. CAPITAL STOCK

Our common stock is 100% owned by active and retired employees, and there is no public trading market for our common stock. Since 1928, substantially all of the issued and outstanding shares of common stock have been held of record by voting trustees under successive voting trust agreements. A new Voting Trust Agreement was established effective March 3, 2017, which expires by its terms on March 1, 2027 because under applicable New York law, a voting trust may not have a term greater than ten years. At December 31, 2022, approximately 83% of our outstanding common stock was held in the voting trust. The participation of shareholders in the voting trust is voluntary at the time the voting trust is created, but is irrevocable during its term. Shareholders who elect not to participate in the voting trust hold their common stock as shareholders of record. Shareholders may elect to participate in the voting trust at any time during the term of the voting trust.

No holder of our common stock or voting trust interests representing our common stock ("common stock", "common shares", or "shares") may sell, transfer or otherwise dispose of any shares without first offering us the option to purchase those shares at the price at which they were issued. We also have the option to purchase at the issue price the common shares of any shareholder who ceases to be an employee for any reason other than death or "retirement" (as defined in our amended restated certificate of incorporation), and on the first anniversary of any holder's death. In the past, we have always exercised these purchase options and we expect to continue to do so in the foreseeable future. However, we can make no assurance that we will continue to exercise our purchase option in the future. All outstanding shares have been issued at $20.00 per share.

During 2022, eligible employees and qualified retirees subscribed for 1,185,564 shares totaling $23.7 million. Subscribers elected to make payments under one of the following options: (i) all shares subscribed for on or before January 6, 2023; or (ii) all shares subscribed for in installments paid through payroll deductions (or in certain cases where a subscriber is no longer on our payroll, through direct monthly payments) over an eleven-month period.

Common shares were delivered to subscribers as of January 13, 2023, in the case of shares paid for on or before January 6, 2023. Shares will be issued and delivered to subscribers on a quarterly basis, as of the tenth day of March, June, September, and December, to the extent full payments for shares are made in the case of subscriptions under the installment method.

Shown below is a summary of shares purchased and retired by the Company during the three years ended December 31:

| | Shares of Common Stock | |
	Purchased	Retired
2022	**735,641**	**725,186**
2021	794,227	798,166
2020	824,685	830,338

We also have authorized 10,000,000 shares of Delegated Authority Preferred Stock ("preferred stock"), par value one cent ($0.01). The preferred stock may be issued in one or more series, with the designations, relative rights, preferences, and limitations of shares of each such series being fixed by a resolution of our Board of Directors. There were no shares of preferred stock outstanding at December 31, 2022 and 2021.

On December 7, 2022, our Board of Directors declared a 15% common stock dividend. Each shareholder was entitled to three shares of common stock for every twenty shares held as of December 12, 2022. The stock was issued on February 3, 2023.

11. NET INCOME PER SHARE OF COMMON STOCK

The computation of net income per share of common stock is based on the average number of common shares outstanding during each year, adjusted in all periods presented for the declaration of a 15% stock dividend declared in 2022. The average number of shares used in computing net income per share of common stock at December 31, 2022, 2021, and 2020 was 26,558,393 shares, 26,213,024 shares, and 26,038,366 shares, respectively.

12. DEBT

		December 31,		
Long-term Debt		**2022**		2021
Finance arrangements, various maturities, with a weighted average interest rate of 7.3%	$	**5.5**	$	6.1
Less current portion		**(1.6)**		(1.9)
Long-term Debt	$	**3.9**	$	4.2

Long-term Debt matures as follows:		
2023	$	1.6
2024		1.6
2025		1.2
2026		0.5
2027		0.3
After 2027		0.3
	$	5.5

The carrying amount of our outstanding long-term, fixed-rate debt exceeded its fair value by $0.3 million and $0.9 million at December 31, 2022 and 2021, respectively. The fair value of the long-term, fixed-rate debt is estimated by calculating future cash flows at interpolated Treasury yields with similar maturities, plus an estimate of our credit risk spread. The fair value of our variable-rate short- and long-term debt approximates its carrying value at December 31, 2022 and 2021, respectively.

Revolving Credit Facility

At December 31, 2022 and 2021, we, along with Graybar Canada Limited, our Canadian operating subsidiary ("Graybar Canada"), had an unsecured, five-year, $750.0 million committed revolving credit agreement maturing in August 2026 with Bank of America, N.A. and the other lenders named therein (the "Amended Credit Agreement"), which includes a combined letter of credit sub-facility of up to $25.0 million, a U.S. swing-line loan facility of up to $75.0 million, and a Canadian swing-line loan facility of up to $20.0 million. The Amended Credit Agreement includes a $100.0 million sublimit (in U.S. or Canadian dollars) for borrowings by Graybar Canada. Our borrowing availability under the facility is reduced by the amount of borrowings by Graybar Canada, but we may use the sublimit amount to increase our borrowings, to the extent available. If we were to use available borrowings under the Amended Credit Agreement that included the sublimit amount, then Graybar Canada's available capacity would be reduced by our use of such amount. The Amended Credit Agreement contains an accordion feature, which allowed us to request increases in the aggregate borrowing commitments of up to $375.0 million.

Interest on our borrowings under the Amended Credit Agreement will be based on, at the borrower's election, either (A) (i) the base rate (as defined in the agreement) or (ii) LIBOR (in the case U.S. dollar-denominated borrowings) or (B) (i) the base rate (as defined in the agreement) or (ii) CDOR (in the case of Graybar Canada as borrower with respect to Canadian dollar-denominated borrowings), in each case plus an applicable margin, as determined by the pricing grid set forth in the Amended Credit Agreement. The Amended Credit Agreement added LIBOR fallback language to address the announced future cessation of specified dollar LIBOR tenor settings. In connection with such a borrowing, the applicable borrower will also select the term of the loan from available tenors, up to six months, or automatically renew with the consent of the lenders. Swing line loans, which are daily loans, will bear interest at a rate based on, at the borrower's election, either (i) the base rate or (ii) the daily floating Eurodollar rate (or CDOR, in the case of Graybar Canada with respect to Canadian dollar-denominated borrowings). In addition to interest payments, there are certain fees and obligations associated with borrowings, swing-line loans, letters of credit and other administrative matters.

Borrowings of Graybar Canada may be in U.S. dollars or Canadian dollars. The obligations of Graybar Canada are secured by the guaranty of Graybar and any material domestic subsidiaries of Graybar (as defined). Under no circumstances will Graybar Canada use its borrowings to benefit Graybar or its operations, including without limitation to repay any of Graybar's obligations under the facility.

The Amended Credit Agreement provides for a quarterly commitment fee ranging from 0.25% to 0.40% per annum, subject to adjustment based upon the consolidated leverage ratio for a fiscal quarter, and letter of credit fees ranging from 1.00% to 1.60% per annum payable quarterly, subject to such adjustment. Borrowings can be either base rate loans plus a margin ranging from 0.00% to 0.60%, or LIBOR loans plus a margin ranging from 1.00% to 1.60%, both subject to adjustment based upon the consolidated leverage ratio, or an alternative benchmark rate. Availability under the Amended Credit Agreement is subject to the accuracy of representations and warranties and absence of a default and, in the case of Canadian borrowings denominated in Canadian dollars, the absence of a material adverse change in the national or international financial markets, which would make it impracticable to lend Canadian dollars.

The Amended Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on us and all but certain of our subsidiaries with respect to indebtedness (with specified, limited exceptions), liens, changes in the nature of our business, investments, mergers and acquisitions, issuance of equity securities, dispositions of assets and dissolution of certain subsidiaries, transactions with affiliates, as well as securitizations, factoring transactions, and transactions with sanctioned parties or in violation of certain US or Canadian anti-corruption and anti-money laundering laws. There are also maximum leverage ratio and minimum interest coverage ratio financial covenants to which we will be subject during the term of the Amended Credit Agreement.

The Amended Credit Agreement also provides for customary events of default, including a failure to pay principal, interest or fees when due, failure to comply with covenants, the fact that any representation or warranty made by any of the credit parties is materially incorrect, the occurrence of an event of default under certain other indebtedness by us and our subsidiaries, the commencement of certain insolvency or receivership events affecting any of the credit parties, certain actions under the Employee Retirement Income Security Act of 1974 ("ERISA") and the occurrence of a change in control of any of the credit parties (subject to certain permitted transactions as described in the Amended Credit Agreement). Upon the occurrence of an event of default, the commitments of the lenders may be terminated and all outstanding obligations of the credit parties under the Amended Credit Agreement may be declared immediately due and payable.

We were in compliance with all covenants under the Amended Credit Agreement as of December 31, 2022 and 2021, respectively.

There were $31.6 million in short-term borrowings at December 31, 2022, of which $30.0 million were under the Amended Credit Agreement. There were $124.2 million in short-term borrowings at December 31, 2021, all of which were under the Amended Credit Agreement.

Short-term borrowings outstanding during the year ended December 31, 2022 ranged from a minimum of no short-term borrowings to a maximum of $173.1 million. Short-term borrowings outstanding during the year ended December 31, 2021 ranged from a minimum of no short-term borrowings to a maximum of $124.2 million. The average daily amount of borrowings outstanding under the Amended Credit Agreement during 2022 and 2021 amounted to approximately $65.7 million and $10.6 million at weighted-average interest rates of 1.98% and 1.15%, respectively. The weighted-average interest rate for amounts outstanding at December 31, 2022 was 5.39%.

At December 31, 2022, we had available unused committed lines of credit under the Amended Credit Agreement amounting to $718.1 million, compared to $625.4 million at December 31, 2021.

Interest expense, net was $2.0 million, $1.0 million, and $3.6 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Private Placement Shelf Agreements

We have an uncommitted, unsecured $100.0 million private placement shelf agreement (the "Prudential Shelf Agreement") with PGIM, Inc., which is expected to allow us to issue senior promissory notes to affiliates of PGIM, Inc. at fixed rate terms to be agreed upon at the time of any issuance during a three-year issuance period ending in August 2023. We also have an uncommitted, unsecured $150.0 million private placement shelf agreement (the "MetLife Shelf Agreement") with MetLife Investment Management, LLC (formerly known as MetLife Investment Advisors, LLC), and MetLife Investment Management Limited (collectively, "MetLife") and each other MetLife affiliate that becomes a party to the agreement. The MetLife Shelf Agreement is expected to allow us to issue senior promissory notes to MetLife at fixed or floating rate economic terms to be agreed upon at the time of issuance during a three-year period ending in June 2024.

We remain obligated under a most favored lender clause which is designed to ensure that any notes in the future under the Prudential Shelf Agreement and MetLife Shelf Agreement will continue to be of equal ranking with indebtedness under our Amended Credit Agreement.

No notes have been issued under either the Prudential Shelf Agreement or the MetLife Shelf Agreement as of December 31, 2022 and 2021.

Each shelf agreement contains representations and warranties of the Company and the applicable lender, events of default and affirmative and negative covenants, customary for agreements of this type. These covenants are substantially similar to those contained in the Amended Credit Agreement, subject to a number of exceptions and qualifications set forth in the applicable shelf agreement. All outstanding obligations of Graybar under one or both of these agreements may be declared immediately due and payable upon the occurrence of an event of default.

We were in compliance with all covenants under the Prudential Shelf Agreement and the MetLife Shelf Agreement as of December 31, 2022 and 2021.

Letters of Credit

We had total letters of credit of $7.8 million outstanding at December 31, 2022, of which $1.9 million were issued under the Amended Credit Agreement. We had total letters of credit of $6.1 million outstanding at December 31, 2021, of which $0.4 million were issued under the Amended Credit Agreement. The letters of credit are issued primarily to support certain workers' compensation insurance policies and support performance under certain customer contracts.

13. PENSION AND OTHER POSTRETIREMENT BENEFITS

We have a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all employees first hired prior to July 1, 2015 after the completion of one year of service and 1,000 hours of service. The Pension Plan provides retirement benefits based on an employee's final average earnings and years of service. A supplemental benefit plan provides nonqualified pension benefits for compensation in excess of the IRS compensation limits applicable to the Pension Plan and eligible compensation deferred by a participant.

Our funding policy is to make contributions to the Pension Plan, provided that the total annual contributions will not be less than ERISA and the Pension Protection Act of 2006 minimums or greater than the maximum tax-deductible amount, to review the contribution and funding strategy on a regular basis, and to allow discretionary contributions to be made by us from time to time. The assets of the Pension Plan are invested primarily in fixed income investments and equity securities. We pay nonqualified pension benefits when they are due according to the terms of the supplemental benefit plan.

We provide certain postretirement healthcare and life insurance benefits to retired employees. Substantially all of our employees hired or rehired prior to 2014 may become eligible for postretirement medical benefits if they reach the age and service requirements of the retiree medical plan and retire on a pension (except a deferred pension) under the Pension Plan. Postretirement life insurance benefits are insured through an insurance company. We fund postretirement benefits as incurred, and accordingly, there were no assets held in the postretirement benefits plan at December 31, 2022 and 2021.

The following table sets forth information regarding the funded status of our pension and other postretirement benefits as of December 31, 2022 and 2021:

	Pension Benefits		Postretirement Benefits	
	2022	2021	2022	2021
Change in Benefit Obligation:				
Benefit obligation at beginning of period	$ 841.9	$ 921.8	$ 75.1	$ 80.9
Service cost	26.4	30.2	2.0	2.2
Interest cost	25.5	23.9	2.0	1.7
Actuarial gain	(221.0)	(11.6)	(12.0)	(5.0)
Benefits paid from plan assets	(0.4)	(2.5)	—	—
Benefits paid from Company assets	(2.0)	(1.6)	(5.3)	(5.6)
Plan participants' contributions	—	—	0.5	0.9
Administrative expenses paid	(1.5)	(1.5)	—	—
Settlements	(91.0)	(116.8)	—	—
Benefit Obligation at End of Period	577.9	841.9	62.3	75.1
Change in Plan Assets:				
Fair value of plan assets at beginning of period	680.7	722.0	—	—
Actual return on plan assets	(197.5)	39.5	—	—
Employer contributions[(A)]	44.8	41.6	4.8	4.7
Plan participants' contributions	—	—	0.5	0.9
Benefits paid[(A)]	(2.4)	(4.1)	(5.3)	(5.6)
Administrative expenses paid	(1.5)	(1.5)	—	—
Settlements	(91.0)	(116.8)	—	—
Fair Value of Plan Assets at End of Period	433.1	680.7	—	—
Unfunded Status	$ 144.8	$ 161.2	$ 62.3	$ 75.1

[(A)] Includes $2.0 million and $1.6 million paid from our assets for unfunded nonqualified pension benefits in fiscal years 2022 and 2021, respectively.

The accumulated benefit obligation for our Pension Plan was $536.7 million and $774.7 million at December 31, 2022 and 2021, respectively.

Amounts recognized in the consolidated balance sheet for the years ended December 31 consist of the following:

	Pension Benefits		Postretirement Benefits	
	2022	2021	2022	2021
Current accrued benefit cost	$ 4.0	$ 2.1	$ 6.8	$ 6.6
Non-current accrued benefit cost	140.8	159.1	55.5	68.5
Net amount recognized	$ 144.8	$ 161.2	$ 62.3	$ 75.1

Current accrued benefit cost for both pension benefits and postretirement benefits is included in other current liabilities in the consolidated balance sheets. Non-current accrued benefit cost for pension benefits and postretirement benefits are included in pension liability and postretirement benefits liability, respectively, in the consolidated balance sheets.

Amounts recognized in accumulated other comprehensive loss for the years ended December 31, net of tax, consist of the following:

	Pension Benefits		Postretirement Benefits	
	2022	2021	2022	2021
Net actuarial loss	$ 138.1	$ 166.1	$ —	$ 9.3
Prior service cost	—	—	0.1	0.1
Accumulated other comprehensive loss	$ 138.1	$ 166.1	$ 0.1	$ 9.4

The actuarial gain for the Pension Plan in 2022 was primarily related to increases in the discount rate and increases in the lump sum interest rate assumption compared to 2021. The actuarial gain for the Pension Plan in 2021 was primarily related to increases in the discount rate compared to 2020.

Weighted-average assumptions used to determine the actuarial present value of the pension and postretirement benefit obligations as of December 31 are:

	Pension Benefits		Postretirement Benefits	
	2022	2021	2022	2021
Discount rate	5.55 %	2.86 %	5.70 %	2.71 %
Rate of compensation increase	4.28 %	4.38 %	—	—
Healthcare cost trend on covered charges	—	—	5.00 %	5.00 %

The net periodic benefit cost for the years ended December 31, 2022, 2021, and 2020 included the following components:

	Pension Benefits			Postretirement Benefits		
Components of Net Periodic Benefit Cost	2022	2021	2020	2022	2021	2020
Selling, general and administrative expenses:						
Service cost	$ 26.4	$ 30.2	$ 29.2	$ 2.0	$ 2.2	$ 2.1
Total selling, general and administrative expenses	$ 26.4	$ 30.2	$ 29.2	$ 2.0	$ 2.2	$ 2.1
Non-operating expenses:						
Interest cost	25.5	23.9	26.7	2.0	1.7	2.4
Expected return on plan assets	(30.2)	(30.6)	(32.8)	—	—	—
Amortization of:						
Net actuarial loss	17.4	32.3	30.2	0.6	0.8	0.7
Settlement charge	27.0	30.4	27.7	—	—	—
Total non-operating expenses	$ 39.7	$ 56.0	$ 51.8	$ 2.6	$ 2.5	$ 3.1
Net periodic benefit cost	$ 66.1	$ 86.2	$ 81.0	$ 4.6	$ 4.7	$ 5.2

During 2022 and 2020, we made lump-sum pension benefit distributions exceeding the cumulative amount of service and interest cost components of the net periodic pension cost for the year, which is the settlement accounting threshold. During 2021, we made lump-sum pension benefit distributions and purchased nonparticipating annuity contracts exceeding the settlement accounting threshold. Accordingly, we recorded a non-cash pension settlement charge of $27.0 million, $30.4 million, and $27.7 million in non-operating expenses on our consolidated statements of income for the year ended December 31, 2022, 2021 and 2020, respectively. These settlement charges represented the immediate recognition into expense of a portion of the unrecognized loss within accumulated other comprehensive loss in proportion to the share of the projected benefit obligation that was settled by the lump-sum pension benefit distributions and purchases of the nonparticipating annuity contracts.

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 were:

	Pension Benefits			Postretirement Benefits		
	2022	2021	2020	**2022**	2021	2020
Discount rate	**2.86% / 4.83%**	2.62% / 2.72%	3.38% / 2.72%	**2.71 %**	2.22 %	3.19 %
Expected return on plan assets	**5.00 %**	5.00 %	5.50 %	—	—	—
Rate of compensation increase	**4.21 %**	4.32 %	4.24 %	—	—	—
Healthcare cost trend on covered charges	—	—	—	**5.00 %**	5.00 %	5.00 %

A discount rate of 2.86% was used as of January 1, 2022 to determine the net periodic benefit cost for the Pension Plan, which was increased to 4.83% effective September 30, 2022 for the remeasurement of the plan liability upon triggering settlement accounting. A discount rate of 2.62% was used as of January 1, 2021 to determine the net periodic benefit cost for the Pension Plan, which was increased to 2.72% effective September 30, 2021 for the remeasurement of the plan liability upon triggering settlement accounting. A discount rate of 3.38% was used as of January 1, 2020 to determine the net periodic benefit cost for the Pension Plan, which was lowered to 2.72% effective September 30, 2020 for the remeasurement of the plan liability upon triggering settlement accounting. The expected return on plan assets assumption for the Pension Plan is a long-term assumption and was determined after evaluating input from both the plan's actuary and pension fund investment advisors, consideration of macroeconomic conditions, historical rates of return on plan assets, and anticipated current and long-term rates of return on the various classes of assets in which the plan invests.

For measurement of the postretirement benefits net periodic cost, a 5.00% annual rate of increase in per capita cost of covered healthcare benefits was assumed for 2022. The rate was assumed to remain at 5.00% in 2023 and to remain at that level thereafter.

We expect to fund $3.9 million for nonqualified pension benefits during 2023. Pension contributions are expected to be $40.0 million in 2023; however, additional contributions may be made at our discretion.

Estimated future defined benefit pension and other postretirement benefit plan payments to plan participants for the years ending December 31 are as follows:

Year	Pension Benefits	Postretirement Benefits
2023	$ 47.1	$ 7.0
2024	43.5	7.3
2025	46.9	7.6
2026	49.6	7.6
2027	50.6	7.4
2028-2032	266.7	30.9

The investment objective of our Pension Plan is to ensure that there are sufficient assets to fund regular pension benefits payable to employees over the long-term life of the plan. Our Pension Plan seeks to allocate plan assets in a manner that is closely duration-matched with the actuarial projected cash flow liabilities, consistent with prudent standards for preservation of capital, tolerance of investment risk, and maintenance of liquidity. Assets of the qualified pension plan are held by Comerica Bank (the "Trustee").

Our Pension Plan utilizes a liability-driven investment ("LDI") approach to help meet these objectives. The LDI strategy employs a structured fixed-income portfolio designed to reduce volatility in the plan's future funding requirements and funding status. This is accomplished by using a blend of long duration government, quasi-governmental and corporate fixed-income securities, as well as appropriate levels of equity and alternative investments designed to optimize the plan's liability hedge ratio. Derivatives may also be used on fixed-income investments to manage interest rate exposure, volatility, duration, credit exposures, and asset class allocation. Derivatives are not allowed if the position creates economic portfolio leverage beyond the portfolio's investment objectives or if used for speculative purposes. In practice, the value of an asset portfolio constructed primarily of fixed income securities is inversely correlated to changes in market interest rates, primarily offsetting changes in the value of the pension benefit obligation caused by changes in the interest rate used to discount plan liabilities.

Asset allocation information for the Pension Plan at December 31, 2022 and 2021 is as follows:

Investment	2022 Actual Allocation	2022 Target Allocation Range	2021 Actual Allocation	2021 Target Allocation Range
Equity securities - U.S.	7 %	3-10 %	6 %	3-10 %
Equity securities - International	5 %	2-10 %	6 %	2-10 %
Fixed income investments	46 %	40-80 %	55 %	40-80 %
Hedge funds	6 %	2-8 %	6 %	2-8 %
Real assets	5 %	2-10 %	5 %	2-10 %
Private equity	8 %	2-8 %	5 %	2-8 %
Other investments	4 %	0-8 %	5 %	0-8 %
Short-term investments	19 %	1-10 %	12 %	1-10 %
Total	100 %	100 %	100 %	100 %

Actual asset allocation may occasionally fall outside of the target allocation range until rebalancing occurs.

The following is a description of the valuation methodologies used for assets held by the Pension Plan measured at fair value:

Equity securities - U.S.

Equity securities - U.S. consist of investments in U.S. corporate stocks and U.S. equity mutual funds. U.S. equity mutual funds include publicly traded mutual funds and a bank collective fund for ERISA plans. U.S. corporate stocks and U.S. equity mutual funds are primarily large-capitalization stocks (defined as companies with market capitalization of more than $10 billion). U.S. corporate stocks and publicly traded mutual funds are valued at the closing price reported on the active public market in which the individual securities are traded and are classified as Level 1. The bank collective fund for ERISA plans is valued at the net asset value ("NAV") of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

Equity securities – International

Equity securities - International consist of investments in international corporate stocks, publicly traded mutual funds, and a collective investment trust, and are primarily investments within developed and emerging markets. Investments other than the collective investment trust are valued at the closing price reported on the active public market in which the individual securities are traded and are classified as Level 1. The collective investment trust is valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the collective investment trust.

Fixed income investments

Fixed income investments consist of U.S. and international corporate bonds, government and government agency bonds, derivatives, as well as a collective trust that invests in U.S. government debt securities. U.S. and international corporate bonds and government and government agency bonds are valued by independent pricing services using market-based cash flow generators and pricing spread models on both primary and secondary market transactions. As the significant inputs used are observable market inputs, these investments are classified as Level 2. Derivatives could include, but are not limited to, instruments such as U.S. Treasury futures, total returns swaps, and credit default swaps. Derivatives are valued by independent pricing services using direct and observable market inputs and are thus classified as Level 2. The collective trust is valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

Hedge funds

Hedge funds consist of investments in various hedge funds structured as fund-of-funds (defined as a single fund that invests in multiple funds). The hedge funds use various investment strategies in an attempt to generate non-correlated returns. A fund-of-funds is designed to help diversify and reduce the risk of the overall portfolio. The hedge funds are valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the hedge funds.

Real assets

    Real assets consist of a diversified mutual fund, and limited partnerships ("LP") that invest in real estate. The diversified mutual fund is valued using quoted prices in an active market, and is therefore classified as Level 1. The LP investments are valued at the NAV of units of the trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the LP investments.

Private equity

     Private equity is an asset class that is generally characterized as requiring long-term commitments and where liquidity is typically limited. Private equity investments do not have an actively traded market with readily observable prices. The investments are limited partnerships and are diversified across typical private equity strategies including: buyouts, co-investments, secondary offerings, venture capital, and special situations. Valuations are developed using a variety of proprietary model methodologies. Valuations may be derived from publicly available sources as well as information obtained from each fund's general partner based upon public market conditions and returns. All private equity investments are classified as Level 3, other than limited partnerships valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the private equity investments.

Other investments

     Other investments consist of investments in a private debt fund and a high-yield bond fund. The private debt fund is valued using unobservable inputs with limited trading activity, and is therefore classified as Level 3. The high-yield bond fund is valued using the NAV based on the fair value of the underlying investments held by the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. Audited financial statements are produced on an annual basis for the private debt fund and the high-yield bond fund.

Short-term investments

     Short-term investments includes cash and cash equivalents in a short-term fund which is valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

     The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our Pension Plan valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

     There have been no changes in the methodologies for determining fair value at December 31, 2022 or 2021.

The following tables set forth, by level within the fair value hierarchy, the Pension Plan assets measured at fair value as of December 31, 2022 and 2021:

	December 31, 2022				
Investment	Investments Measured at NAV	Level 1	Level 2	Level 3	Total
Equity securities - U.S.	$ —	$ 28.3	$ —	$ —	$ 28.3
Equity securities - International	9.1	13.4	—	—	22.5
Fixed income investments	12.7	—	185.5	—	198.2
Hedge funds	27.4	—	—	—	27.4
Real assets	20.2	1.3	—	—	21.5
Private equity	10.9	—	—	23.6	34.5
Other investments	5.4	—	—	11.4	16.8
Short-term investments	83.9	—	—	—	83.9
Total	$ 169.6	$ 43.0	$ 185.5	$ 35.0	$ 433.1

	December 31, 2021				
Investment	Investments Measured at NAV	Level 1	Level 2	Level 3	Total
Equity securities - U.S.	$ 13.6	$ 27.3	$ —	$ —	$ 40.9
Equity securities - International	13.9	28.4	—	—	42.3
Fixed income investments	96.1	—	279.7	—	375.8
Hedge funds	41.8	—	—	—	41.8
Real assets	16.4	20.3	—	—	36.7
Private equity	8.2	—	—	21.7	29.9
Other investments	20.1	—	—	11.4	31.5
Short-term investments	81.8	—	—	—	81.8
Total	$ 291.9	$ 76.0	$ 279.7	$ 33.1	$ 680.7

The tables below set forth a summary of changes in the fair value of the Pension Plan's Level 3 assets for the years ended December 31, 2022 and 2021:

	December 31, 2022		
	Private Equity	Other Investments	Total
Balance, beginning of year	$ 21.7	$ 11.4	$ 33.1
Realized gains	0.8	0.2	1.0
Unrealized gains	2.3	0.7	3.0
Purchases	0.3	—	0.3
Sales	(1.5)	(0.9)	(2.4)
Balance, end of year	$ 23.6	$ 11.4	$ 35.0

	December 31, 2021		
	Private Equity	Other Investments	Total
Balance, beginning of year	$ 13.8	$ 11.4	$ 25.2
Realized gains	0.8	0.2	1.0
Unrealized gains	9.2	1.1	10.3
Purchases	0.1	—	0.1
Sales	(2.2)	(1.3)	(3.5)
Balance, end of year	$ 21.7	$ 11.4	$ 33.1

14. PROFIT SHARING AND SAVINGS PLAN

We provide a defined contribution profit sharing and savings plan (the "Plan") covering substantially all of our eligible employees with an individual account for each participant. Employees may make voluntary before-tax and/or after-tax contributions to the saving portion of the Plan, ranging from 2% to 50% of pay, subject to limitations imposed by federal tax law, ERISA, and the Pension Protection Act of 2006. Substantially all employees hired or rehired after July 1, 2015 are eligible to receive a Company matching contribution beginning the first month after the completion of one year of service and 1,000 hours of service. During 2020, eligible employees receive Company matching contributions beginning the first month after the completion of six months of service and 500 hours of service. Effective January 1, 2021, eligible employees receive Company matching contributions beginning the first pay period after the completion of six months of service and 500 hours of service. The Company match is equal to 50% of an eligible employee's before-tax or Roth payroll contribution, up to 6% of pay per payroll period, with a maximum match per payroll period of 3%. The matching contribution expense recognized by us was $5.9 million, $4.5 million, and $3.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Annual contributions made by us to the profit-sharing portion of the Plan are determined by the Board of Directors at its discretion, and are generally based on the profitability of the Company. Expense recognized by us under the profit-sharing portion of the Plan was $78.7 million, $71.3 million, and $46.8 million for the years ended December 31, 2022, 2021, and 2020, respectively.

15. COMMITMENTS AND CONTINGENCIES

Rental expense was $52.2 million, $42.9 million, and $40.3 million in 2022, 2021, and 2020, respectively. For future minimum rental payments required under operating leases that have either initial or remaining noncancelable lease terms in excess of one year as of December 31, 2022, refer to Note 7, "Leases".

We are subject to various claims, disputes, and administrative and legal matters incidental to our past and current business activities. As a result, contingencies can arise resulting from an existing condition, situation, or set of circumstances involving an uncertainty as to the realization of a possible loss.

We have in place insurance coverage for litigation defense and claim settlement costs incurred in connection with our asbestos claims. We estimate the value of probable insurance recoveries associated with our asbestos reserve based on management's interpretations and estimates surrounding the available or applicable insurance coverage. We estimate the future payments for litigation defense and claim settlement costs based on our historical liabilities and current and projected caseloads. At December 31, 2022, Graybar had $2.5 million and $41.5 million of insurance receivables recorded in other current assets and other non-current assets, respectively, and $2.5 million and $41.5 million recorded in other current liabilities and other non-current liabilities, respectively, related to our asbestos litigation defense and claims settlement reserve.

Estimated loss contingencies are accrued only if the loss is probable and the amount of the loss can be reasonably estimated. With respect to a particular loss contingency, it may be probable that a loss has occurred but the estimate of the loss is a wide range. If we deem an amount within the range to be a better estimate than any other amount within the range, that amount will be accrued. However, if no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued. While we believe that none of these claims, disputes or administrative and legal matters will have a material adverse effect on our financial position, these matters are uncertain and we cannot at this time determine whether the financial impact, if any, of these matters will be material to our results of operations in the period in which such matters are resolved or a better estimate becomes available.

16. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss as of December 31 are as follows:

	2022	2021
Currency translation	$ (14.6)	$ (5.0)
Pension liability	(138.1)	(166.1)
Postretirement benefits liability	(0.1)	(9.4)
Accumulated other comprehensive loss	$ (152.8)	$ (180.5)

The following table represents the total amounts of actuarial losses recognized that were reclassified from accumulated other comprehensive loss for the years ended December 31, 2022 and 2021:

	2022		2021	
	Amortization of Pension and Other Postretirement Benefits Items		Amortization of Pension and Other Postretirement Benefits Items	
	Actuarial Losses Recognized		Actuarial Losses Recognized	
Affected Line in Consolidated Statement of Income:				
Non-operating expenses[A]	$	45.0	$	63.5
Tax benefit		(11.6)		(16.3)
Total reclassifications for the period, net of tax	$	33.4	$	47.2

[A] Includes a pension settlement charge of $27.0 million and $30.4 million in 2022 and 2021, respectively.

The following table represents the activity included in accumulated other comprehensive loss for the years ended December 31, 2022 and 2021:

| | 2022 | | | 2021 | | |
	Foreign Currency	Pension and Other Postretirement Benefits	Total	Foreign Currency	Pension and Other Postretirement Benefits	Total
Beginning balance January 1,	$ (5.0)	$ (175.5)	$ (180.5)	$ (5.1)	$ (241.6)	$ (246.7)
Other comprehensive (loss) income before reclassifications	(9.6)	—	(9.6)	0.1	—	0.1
Amounts reclassified from accumulated other comprehensive loss (net of tax $(11.6) and $(16.3))	—	33.4	33.4	—	47.2	47.2
Actuarial gain, (net of tax $(1.4) and $(6.6))	—	3.9	3.9	—	18.9	18.9
Net current-period other comprehensive (loss) income	(9.6)	37.3	27.7	0.1	66.1	66.2
Ending balance December 31,	$ (14.6)	$ (138.2)	$ (152.8)	$ (5.0)	$ (175.5)	$ (180.5)

17. ACQUISITIONS

In 2022, we completed acquisitions for a combined preliminary purchase price of $83.7 million in cash, net of cash acquired. The preliminary purchase price allocation resulted in $12.5 million and $28.1 million of tax-deductible goodwill and other intangible assets, respectively, and $12.6 million and $5.3 million of nondeductible goodwill and other intangible assets, respectively.

In 2021, we completed acquisitions for a combined final purchase price of $89.7 million in cash, net of cash acquired. The final purchase price allocation resulted in $20.9 million and $32.1 million of tax-deductible goodwill and other intangible assets, respectively.

In 2020, we completed an acquisition for a final purchase price of $27.7 million in cash, net of cash acquired. The final purchase price allocation resulted in $7.6 million and $18.1 million of tax-deductible goodwill and other intangible assets, respectively.

These acquisitions will help Graybar accelerate growth, diversify our business, extend our reach, and enhance our profitability. Since the dates of acquisition, the acquired subsidiaries' results are reflected in our consolidated financial statements. Pro forma results of the acquisitions were not material; therefore, they are not presented.

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables set forth selected quarterly financial data for the years ended December 31, 2022 and 2021:

For the Quarter Ended		2022						
		March 31,		June 30,		September 30,		December 31,
Net sales	$	2,381.8	$	2,672.6	$	2,789.7	$	2,690.3
Gross margin		479.3		539.8		574.2		553.8
Net income attributable to the Company		102.2		127.6		126.1		97.0
Net income attributable to the Company per share of common stock[A]	$	3.84	$	4.80	$	4.75	$	3.66

[A]All periods adjusted for a 15% stock dividend declared in December 2022. Prior to these adjustments, the average common shares outstanding for the first, second, third, and fourth quarters of 2022 were 23,113,523 shares, 23,101,970 shares, 23,091,318 shares, and 23,075,526 shares, respectively.

For the Quarter Ended		2021						
		March 31,		June 30,		September 30,		December 31,
Net sales	$	1,900.5	$	2,232.4	$	2,313.4	$	2,321.0
Gross margin		360.9		422.8		436.4		469.1
Net income attributable to the Company		47.2		80.1		74.3		60.8
Net income attributable to the Company per share of common stock[A]	$	1.80	$	3.05	$	2.84	$	2.32

[A]All periods adjusted for a 15% stock dividend declared in December 2022. Prior to these adjustments, the average common shares outstanding for the first, second, third, and fourth quarters of 2021 were 22,829,894 shares, 22,819,914 shares, 22,768,745 shares, and 22,784,473 shares, respectively.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is accumulated and communicated to Company management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022 was performed under the supervision and with the participation of management. Based on that evaluation, our management, including the Principal Executive Officer and Principal Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2022 to ensure that information required to be disclosed in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management of the Company, including its Principal Executive Officer and Principal Financial Officer, does not expect that our disclosure controls will prevent or detect all errors. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the control system's objective will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected. These inherent limitations include the realities that disclosure requirements may be misinterpreted and judgments in decision-making may be inexact.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management of the Company conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") issued in May 2013. Based on that evaluation, management of the Company concluded that our internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that have occurred during our last fiscal quarter that have materially affected, or are likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

On March 8, 2023, the Board of Directors of the Company amended its by-laws to change the mandatory retirement age for directors and officers from the social security full retirement age to age 70.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to the directors of the Company who are nominees for election at the 2023 annual meeting of shareholders that is required to be included pursuant to this Item 10 will be included under the caption "Proposal 1: Nominees for Election as Directors" and "Information About the Board of Directors and Corporate Governance Matters" in the Company's Definitive Information Statement relating to the 2023 Annual Meeting (the "Information Statement") to be filed with the SEC pursuant to Rule 14c-5 under the Exchange Act, and is incorporated herein by reference.

The information with respect to our audit committee and audit committee financial expert, and nominating committee required to be included pursuant to this Item 10 will be included under the caption "Information About the Board of Directors and Corporate Governance Matters" in our Information Statement and is incorporated herein by reference.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer (collectively "Covered Officers"). This code of ethics is appended to our business conduct guidelines for all employees. The business conduct guidelines and specific code for Covered Officers may be accessed at: www.graybar.com/store/en/gb/cm/company/legal and is also available in print without charge upon written request addressed to the Secretary of the Company at our principal executive offices.

Item 11. Executive Compensation

The information with respect to executive compensation, our advisory compensation committee, and the compensation committee interlocks and insider participation required to be included pursuant to this Item 11 will be included under the captions "Information About the Board of Directors and Corporate Governance Matters" and "Compensation Discussion and Analysis" in the Information Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information with respect to the security ownership of beneficial owners of more than 5% of the Common Stock and of directors and executive officers of the Company required to be included pursuant to this Item 12, will be included under the captions "Beneficial Ownership of More Than 5% of the Outstanding Common Stock" and "Beneficial Ownership of Management" in the Information Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

At the date of this report, there are no reportable transactions, business relationships or indebtedness of the type required to be included pursuant to this Item 13 between the Company and any beneficial owner of more than 5% of the Common Stock, the directors or nominees for director of the Company, the executive officers of the Company or the members of the immediate families of such individuals. If there is any change in that regard prior to the filing of the Information Statement, such information will be included under the caption "Transactions with Related Persons" in the Information Statement and shall be incorporated herein by reference.

The information with respect to director independence and to corporate governance required to be included pursuant to this Item 13 will be included under the captions "Proposal 1: Nominees for Election as Directors" and "Information about the Board of Directors and Corporate Governance Matters" in the Information Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information with respect to principal accountant fees and services required to be included pursuant to this Item 14 will be included under the caption "Relationship with Independent Registered Public Accounting Firm" in our Information Statement and is incorporated herein by reference.

Our independent registered public accounting firm is Ernst & Young LLP (PCAOB ID: 42).

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this report:

1.	**Financial Statements**	

All Consolidated Financial Statements of the Company as set forth under Item 8 of this Annual Report on Form 10-K.

2.   **Financial Statement Schedule**
None.

3.   **Exhibits**

3.1   Restated Certificate of Incorporation, as amended, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated June 8, 2017 (Commission File No. 000-00255) and incorporated herein by reference.

3.2   By-laws of Graybar Electric Company, Inc., as amended as of March 8, 2023.

4   Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, filed as Exhibit 4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (Commission File No. 000-00255) and incorporated herein by reference.

4.2   Voting Trust Agreement, dated as of March 3, 2017, a form of which is attached as Exhibit A to the Prospectus dated January 6, 2017, constituting a part of the Company's Registration Statement on Form S-1/A (Registration No. 333-214560), and incorporated herein by reference.

9   Voting Trust Agreement dated as of March 3, 2017, included at Exhibit 4.2 above.

10.1   Management Incentive Plan dated January 5, 2023 and effective January 1, 2022*

10.2   Graybar Electric Company, Inc. Supplemental Benefit Plan, amended and restated, entered into between the Company and certain employees effective January 1, 2021, filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 000-00255) and incorporated herein by reference.*

10.3   Form of Deferral Agreement under Graybar Electric Company, Inc. Supplemental Benefit Plan filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 000-00255) and incorporated herein by reference.*

10.4   Graybar Long Term Incentive Plan filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 000-00255) and incorporated herein by reference.*

10.5   Form of Award Agreement under Graybar Long Term Incentive Plan filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (Commission File No. 000-00255) and incorporated herein by reference.*

10.6   Fourth Amendment to Credit Agreement, dated as of August 13, 2021, among the Company, as parent borrower, Graybar Canada Limited, as a borrower, the lenders party thereto, Bank of America, N.A., as Domestic Administrative Agent, Domestic Swing Line Lender and Domestic L/C Issuer and Bank of America, N.A., acting through its Canada Branch, as Canadian Administrative Agent, Canadian Swing Line Lender and Canadian L/C Issuer, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 13, 2021 (Commission File No. 000-00255) and incorporated herein by reference.

10.7   Private Shelf Agreement, dated September 22, 2014, between the Company and Prudential Investment Management, Inc., filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (Commission File No. 000-00255) and incorporated herein by reference.

10.8	Amendment No. 1 to Private Shelf Agreement, dated August 2, 2017, between the Company and PGIM, Inc. (formerly known as Prudential Investment Management, Inc.), filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (Commission File No. 000-00255) and incorporated herein by reference.
10.9	Amendment No. 2 to Private Shelf Agreement, dated August 10, 2018, between the Company and PGIM, Inc., filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (Commission File No. 000-00255) and incorporated herein by reference.
10.10	Amendment No. 3 to Private Shelf Agreement, dated July 29, 2020, between the Company and PGIM, Inc., filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (Commission File No. 000-00255) and incorporated herein by reference.
10.11	Amendment No. 4 to Private Shelf Agreement, dated August 13, 2021, between the Company and PGIM, Inc. filed as Exhibit 10.3 on the Company's Current Report on Form 8-K dated August 13, 2021 (Commission File No. 000-00255) and incorporated herein by reference.
10.12	Amendment No. 3 to Private Shelf Agreement, dated August 13, 2021 among the Company and MetLife Investment Management, LLC (formerly known as MetLife Investment Advisors, LLC), MetLife Investment Management Limited and any MetLife affiliates filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 13, 2021 (Commission File No. 000-00255) and incorporated by reference.
21	List of subsidiaries of the Company
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - Principal Executive Officer.
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - Principal Financial Officer.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.
101.INS	XBRL Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL contained in Exhibit 101)

* Compensation arrangement

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 9th day of March 2023.

GRAYBAR ELECTRIC COMPANY, INC.

By   /s/ K. M. Mazzarella
     (K. M. Mazzarella, Chairman of the Board, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities indicated, on March 9, 2023.

/s/ K. M. Mazzarella (K. M. Mazzarella)	Director, Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ D. M. Meyer (D. M. Meyer)	Director, Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ D. A. Bender (D. A. Bender)	Director
/s/ D. E. DeSousa (D. E. DeSousa)	Director
/s/ M. W. Geekie (M. W. Geekie)	Director
/s/ R. H. Harvey (R. H. Harvey)	Director
/s/ W. P. Mansfield (W. P. Mansfield)	Director
/s/ D. G. Maxwell (D. G. Maxwell)	Director
/s/ B. L. Propst (B. L. Propst)	Director

MANAGEMENT TEAM FOR GRAYBAR DISTRICTS AND COMPANY SUBSIDIARIES AS OF APRIL 1, 2023

ATLANTA DISTRICT

Paul J. Woodard
District Vice President

Matthew C. Doolittle
Director, Electrical Sales

Regis J. Ganley
Director, Electrical Sales

Kevin E. O'Leary
Director, Comm/Data Sales

William F. Seddon
Director, Operations

BOSTON DISTRICT

Todd M. McDonough
District Vice President

Bryan A. Hayes
Director, Electrical and Industrial Sales

Brian J. Hegarty
Director, Operations

Joseph B. Donahue
Director, Human Resources

CALIFORNIA DISTRICT

Stephen R. Cray
District Vice President

Michael J. Schneeweis
Director, Electrical Sales

Christopher S. Jenkins
Director, Comm/Data Sales

James C. Westerfield
Director, Industrial Sales

David C. Turner
Director, Operations

Najam Chohan
Director, Finance

CHICAGO DISTRICT

Ellen S. Rebne
District Vice President

Matthew T. Stone
Director, Electrical Sales

Thomas C. Bleker
Director, Comm/Data Sales

David G. Bender
Director, Industrial Sales

Eric M. Ehnert
Director, Operations

Steven R. Bourbeau
Director, Finance

DALLAS DISTRICT

William H. Hoyt
District Vice President

Frank J. Slovacek
Director, Electrical and Industrial Sales

William Y. Boykin
Director, Electrical and Industrial Sales

Debra W. Boudreaux
Director, Comm/Data Sales

Walter Edney
Director, Operations

Dale R. Jensen
Director, Finance

Grady N. Norton
Director, Human Resources

MINNEAPOLIS DISTRICT

Alex J. Piwoschuk
District Vice President

Virginia S. Aguinaga
Director, Electrical Sales

Chad R. Goldsmith
Director, Comm/Data Sales

Shawn W. Koch
Director, Industrial Sales

Dion Q. Bagaason
Director, Operations

David W. Heimark
Director, Finance

Jeff Steely
Director, Human Resources

NEW YORK DISTRICT

Richard H. Harvey
District Vice President

James Montemarano
Director, Electrical and Industrial Sales

Scott R. Kennedy
Director, Electrical Sales

Steven P. Shattuck
Director, Comm/Data Sales

James F. O'Kane
Director, Operations

Kyle D. Koch
Director, Finance

SOUTHWEST DISTRICT

Jeffrey A. Wanner
District Vice President

Bradley J. Lee
Director, Electrical and Industrial Sales

David E. Potts
Director, Comm/Data Sales

Sylva R. Dundas
Director, Finance

Richard J. Dressman
Director, Operations

Karen Devries
Director, Human Resources

PITTSBURGH DISTRICT

Scott B. Neubauer
District Vice President

Walter V. Kaper
Director, Electrical and Industrial Sales

Lawrence E. Smith
Director, Electrical Sales

Jason R. Berger
Director, Comm/Data Sales

J. Brett Felton
Director, Industrial Sales

Edward C. Deems
Director, Operations

Robert S. Podomnik
Director, Finance

Bryan C. Scott
Director, Human Resources

RICHMOND DISTRICT

Andrew E. Ciccone
District Vice President

Kurt D. Metting
Director, Electrical Sales

J.D. Henigman
Director, Electrical Sales

Jerry L. Eagle
Director, Comm/Data Sales

Harold T. Chassereau
Director, Industrial Sales

George R. Stark
Director, Operations

Roderick A. Morgan
Director, Finance

Johna Campbell
Director, Human Resources

SEATTLE DISTRICT

Steven D. Breeden
District Vice President

Jonathan M. Rayment
Director, Electrical and Industrial Sales

Derek W. Osborn
Director, Comm/Data Sales

Jared T. Friesen
Director, Operations

Ned Sahin
Director, Finance

ST. LOUIS DISTRICT

Andrew C. Ipson
District Vice President

William R. Wood
Director, Electrical Sales

Jack L. Callen
Director, Comm/Data Sales

James E. Ricker
Director, Industrial Sales

Michael J. Arceneaux
Director, Operations

J. Stuart Jaeger
Director, Finance

TAMPA DISTRICT

Robert W. Levine
District Vice President

Tyler J. Maggs
Director, Electrical and Industrial Sales

Wendy L. Nelson
Director, Operations

Jerry W. Karch
Director, Finance

GRAYBAR CANADA

Jason C. Taylor
President

Peter D. Horncastle
Senior VP, Sales and Marketing

Jason G. Brimner
VP, Controller and Secretary

William J. Jones
VP, Central Region

Cory Morris
VP, Atlantic Region

Nicholas A. Malone
VP, Operations and Supply Chain

Michael C. Ryan
Senior Director, Comm/Data and Strategy

Michael B. Cartney
Regional Director West

Roberta J. Hood
Director, People and Culture

ADVANTAGE INDUSTRIAL AUTOMATION

George F. Smith III
President

CAPE ELECTRICAL SUPPLY

Ryan J. Weissmueller
President

CX CONNEXION

David M. Rosenstein
President

METRO ELECTRIC SUPPLY

Brett A. Vollrath
President

SHINGLE & GIBB AUTOMATION

Brian S. Lepsis
Chief Executive Officer

Richard D. Slaugh
President

STEVEN ENGINEERING

Bryan J. Wolfgram
Chief Executive Officer

Paul E. Burk
President

WALKER INDUSTRIAL PRODUCTS

Adam Foley
President











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